NAPCO SECURITY TECHNOLOGIES, INC.

2009 ANNUAL REPORT

NAPCO® Gemini®
Intrusion & Fire
Alarm Systems

Alarm Lock Trilogy®
Door Locking
Technologies

iSee Video™
Remote Internet
Video
Surveillance

Continental Access®
Access Control
Systems

NAPCO

Marks USA®
Grade 1
Commercial
Locking
Devices

StarLink™ & NetLink™
Wireless &
Internet Alarm
Reporting

Firewolf™
Life Safety
Detection
Systems

Advancing
security technology on the strength
of popular brands

To Our Shareholders

Dear Shareholders:

Fiscal 2009 was a transitional year for NAPCO, as our Company consummated the strategic acquisition of Marks USA in August 2008, then navigated a global economic meltdown by aggressively reducing costs, introducing innovative new products, and further strengthening our portfolio of industry-leading brands.

For the year ended June 30, 2009, NAPCO reported net sales of $69,565,000, a 2% increase compared to net sales of $68,367,000 for the prior fiscal year. Our operating loss was ($14,917,000), compared to an operating income of $3,137,000 in fiscal 2008, an $18,054,000 reduction. Net loss for fiscal 2009 was ($13,382,000), or (0.70) per fully diluted share, versus net income of $3,718,000, or $0.19 per fully diluted share, for fiscal 2008. Per share results are based on 19,096,000 and 19,802,000 fully diluted weighted average shares outstanding in fiscal 2009 and 2008, respectively.

Restructuring costs of $1,274,000 were incurred in fiscal 2009 relating to the consolidation of European and Middle Eastern warehousing operations into our New York headquarters. Further cost-saving measures have been implemented in fiscal 2010, including further efforts to replace "buy-sell" arrangements with in-house manufacturing at our low-cost facility in the Dominican Republic, which will increase profit margins, capacity utilization, and overhead absorption.

The Company also recorded two non-cash charges during the fourth quarter of fiscal 2009: a non-cash charge of $894,000 in amortization expense for Marks USA intangibles, as well as a non-cash, non-recurring impairment charge to Goodwill of $9,686,000 relating to acquisitions made in 1985 and 2000. There were no impairment charges relating to the acquisition of Marks USA. These two non-cash charges as well as the effect of inventory reduction on overhead absorption skewed financial performance, resulting in an operating loss of $(11,254,000) in the fourth quarter.

In spite of the current economic climate, our Company's balance sheet still showed improvement since acquiring Marks USA in August of 2008. As of June 30, 2009, working capital was $22.4 million, with a current ratio of 2.0 to 1; annual operating activities generated $6.8 million in cash; and debt, net of cash, was reduced by $6.6 million, from $35.9 million to $29.3 million.

Positive signs emerge

Fiscal 2009 ended on a positive note, as net sales for the fourth quarter were $18,979,000, a 35% increase compared to third quarter net sales of $14,024,000. Adjusted EBITDA* was $13,000 during the fourth quarter. During this same period, we also reduced production and overhead levels to better align with lower expected sales levels and aggressively reduced inventory levels by $6,000,000. While beneficial to cash flow and most other financial metrics, one effect of reducing production levels significantly below the sales level is reduced absorption of fixed overhead expenses.

* see table on inside back cover



Richard L. Soloway
Chairman, President, and CEO

Integrating the Marks USA acquisition

In August 2008, NAPCO acquired Marks USA in a non-dilutive cash transaction. A leading manufacturer of industrial and commercial Grade 1 locking devices, Marks USA offers highly complementary products with minimal overlap to existing NAPCO accounts, creating synergistic opportunities for cross-selling.

In August 2009, the Company completed the transfer of all Marks USA operations from a separate leased space into the existing facilities in New York and the Dominican Republic. Further integration into our Dominican Republic facility is expected to occur throughout the balance of 2009. Cost-savings from the complete integration of Marks USA should approximate $2,000,000 per year.

Focusing on Higher Margin Products

NAPCO continues to diversify into fast growing market segments that offer the highest profit margins. Currently, about 80% of our revenues come from commercial, industrial and institutional markets that deliver higher gross margins than residential business. We are unique in our ability to provide fully integrated solutions encompassing intrusion, fire, locking, and access control systems for such diverse market segments, including: airports; government facilities; military bases; factories; pharmacies; pharmaceutical and research laboratories; educational institutions; hospitals, retail establishments; corporate offices; and distribution centers worldwide.

At the upcoming ISC East tradeshow, we will be introducing several innovations to the NAPCO Commercial™ line consisting of a powerful 255 point/zone, addressable fire alarm, burglary alarm, and integrated combination fire/burglary/access system. The product series will also debut NAPCO's new, U.L. commercial wireless technology and addressable-technology device lines of peripheral accessories.

NAPCO has also launched the Gemini BioReader™ keypad, an innovative indoor/outdoor biometric fingerprint reader. The BioReader provides a highly advanced, optical biometric user interface to a wide range of residential and commercial applications and integrates fully with NAPCO alarm systems and electronic garage door openers, giving us a unique advantage in the marketplace.

Recurring Revenue Product Lines

NAPCO continues to expand its portfolio of products that provide monthly recurring revenue streams. Sales have increased for iSee Video™, an innovative, internet-based video surveillance system that enables homeowners and business owners to remotely view high quality live video or stored "video clips" from any web-enabled cell phone or personal computer. At the ISC East tradeshow, we will introduce iSee Video IVR, an internet-based video recorder that store months of surveillance footage on NAPCO's proprietary servers. In addition, we now offer NAPCO Starlink™ back-up cellular radios that prevent an alarm signal from being defeated when an end-user's phone lines are compromised. Product lines that deliver recurring monthly revenue streams benefit NAPCO as well as the thousands of security dealers currently marketing these breakthrough products.

Looking to the future

Substantial revenue growth during the final quarter of the fiscal 2009 over the third quarter indicates that global markets may have stabilized somewhat and we are cautiously optimistic that historic levels of sales could return to the essential security and life-safety industry going forward. As a leaner, more efficient company, NAPCO is ideally positioned to capitalize on market recovery with the industry's broadest array of intrusion, fire, locking and access control systems.

Building upon a solid foundation of well-established brands, we will seek to emerge even stronger, delivering solid returns to our shareholders by successfully addressing customer needs with innovative and profitable new products that broaden our revenue base and drive future revenue expansion.

Navigating through this transitional period requires intelligent and visionary management, dedicated and motivated employees, the support of a loyal global network of independent security distributors, alarm dealers, access control integrators, locking distributors and locksmiths, and the continued nurturing of engineering and manufacturing genius to spur product innovation and market leadership. Our team is up to the challenge.

Sincerely,

Richard Soloway

Richard L. Soloway

President & CEO

This letter contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, changes in political and economic conditions, demand for and market acceptance of new and existing products, as well as other risks and uncertainties detailed from time to time in the filings of the Company with the Securities and Exchange Commission.

NAPCO SECURITY TECHNOLOGIES:



- Delivering state-of-the-art security products since 1969
- International exposure (44 countries)
- Broad patent protection (35 issued, many pending)
- Focused product development research (7% of revenues)
- ISO 9001:2008 Quality certified company
- Well-positioned for growth in the burgeoning $30 billion+ security market


Star
Link

NAPCO Gemini Intrusion Alarm Systems, Reporting Options & Firewolf Life Safety Products feature many new items, including wireless and internet alarm communicators, new keypads, miniature Gemini wireless transmitters, wireless and conventional smoke & carbon monoxide detectors for use with NAPCO's popular intrusion alarm platform.



Continental Access Enterprise Class Systems are ultra-scalable for any commercial application and support all major access ID/credentials, including PIV/FIPS/TWIC cards being deployed for government employees, vendors and contractors nationwide.



iSee Video Remote Video Surveillance Systems install easily, enabling home and business owners to view their premises from any smart phone or computer online anywhere. iSee Video surveillance systems offer recurring revenue streams for NAPCO and its dealers.


GRADE 1
A

Alarm Lock Trilogy Electronic Access Control Locks continue to build market share. These standalone systems fit any door type, meet BHMA certified Grade 1 commercial standards, and support both PIN codes or standard Prox. ID badges and include new Networx™ networking locks.



Marks USA Top Quality Commercial and Life Safety Locksets are available in over 300 architectural trim designs, providing maximum choice for industrial and commercial applications. These Grade 1 locks currently protect The Plaza Hotel, Trump Grande Hotel, the U.S. Senate, and the White House.

(NASDAQ:NSSC)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 30, 2009
or
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition period from ______ to ______

Commission File Number 0-10004

NAPCO SECURITY TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**11-2277818** *(I.R.S. Employer I.D. Number)*
333 Bayview Avenue, Amityville, New York *(Address of principal executive offices)*	**11701** *(Zip Code)*

Registrant's telephone number, including area code: (631) 842-9400

Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $.01 per share
(Title of Each Class)
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _ No X

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes _ No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "Large accelerated filer", "Accelerated filer" and "Smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer _ Accelerated filer __ Non-accelerated filer __ Smaller reporting company X

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes _ No X

As of December 31, 2008, the aggregate market value of the common stock of Registrant held by non-affiliates based upon the last sale price of the stock on such date was $15,494,756.

As of October 12, 2009, 19,095,713 shares of common stock of Registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference from the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Registrant's 2009 Annual Meeting of Stockholders.

PART I

ITEM 1: BUSINESS.

NAPCO Security Technologies, Inc. ("NAPCO" or the "Company") was incorporated in December 1971 in the State of Delaware. Its executive offices are located at 333 Bayview Ave, Amityville NY 11701. Its telephone number is (631) 842-9400.

The Company is a diversified manufacturer of security products, encompassing intrusion and fire alarms, building access control systems and electronic locking devices. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment. On August 18, 2008, the Company acquired substantially all of the assets and business of G. Marks Hardware, Inc. ("Marks") for $25.2 million, the repayment of $1 million of bank debt and the assumption of certain current liabilities. The Marks business involves the manufacturing and distribution of door-locking devices.

Website Access to Company Reports

Copies of our filings under the Securities Exchange Act of 1934 (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports) are available free of charge on our website (www.napcosecurity.com) on the same day they are electronically filed with the Securities and Exchange Commission.

Acquisition

On August 18, 2008, the Company acquired substantially all of the assets and business of Marks for $25.2 million, the repayment of $1 million of bank debt and the assumption of certain current liabilities. The Company also entered into a lease for the building where Marks had maintained its operations. The lease provides for an annual base rent of $288,750 plus maintenance and real estate taxes and expired in August 2009. In March 2009, the Company began to move the Marks operations into its existing facilities in Amityville and the Dominican Republic. In August 2009, the Company completed the move of all operations that had not been transferred to its Dominican plant out of the Marks building and into the Company's corporate headquarters in Amityville. The Company expects to complete the move of the majority of the Marks manufacturing operations to the Dominican facility by December 2009. The Marks business involves the manufacturing and distribution of door-locking devices.

Restructuring Costs

In March 2009, the Company began a Restructuring Plan consisting of a series of actions to consolidate its Sales, Production and Warehousing operations of Marks and those in Europe and the Middle East into the Corporate Headquarters in Amityville, NY and its production facility in the Dominican Republic. We expect these restructuring initiatives to cost between $1,200,000 and $1,500,000. The majority of these actions have been completed by July 31, 2009, while certain Production-related actions are expected to be completed by December 31, 2009. Accordingly, the Company recognized restructuring costs of $1,274,000 in the fiscal year ended June 30, 2009. Of this amount, $210,000 relates to Workforce Reductions communicated in March 2009 and $1,064,000 to Business Exits and related costs associated with inventory and lease impairments related to the closure of the Marks, European and Middle East facilities. As of June 30, 2009, $1,138,000 of the $1,274,000 in restructuring costs has been incurred and $136,000 remains in accrued expenses.

Products

Access Control Systems. Access control systems consist of one or more of the following: various types of identification readers (e.g. card readers, hand scanners, etc.), a control panel, a PC-based computer and electronically activated door-locking devices. When an identification card or other identifying information is entered into the reader, the information is transmitted to the control panel/PC which then validates the data and determines whether to grant access or not by electronically deactivating the door locking device. An electronic log is kept which records various types of data regarding access activity.

The Company designs, engineers, manufactures and markets the software and control panels discussed above. It also buys and resells various identification readers, PC-based computers and various peripheral equipment for access control systems.

Alarm Systems. Alarm systems usually consist of various detectors, a control panel, a digital keypad and signaling equipment. When a break-in occurs, an intrusion detector senses the intrusion and activates a control panel via hard-wired or wireless transmission that sets off the signaling equipment and, in most cases, causes a bell or siren to sound. Communication equipment such as a digital communicator may be used to transmit the alarm signal to a central station or another person selected by a customer.

The Company manufactures and markets the following products for alarm systems:

Automatic Communicators. When a control panel is activated by a signal from an intrusion detector, it activates a communicator that can automatically dial one or more pre-designated telephone numbers. If programmed to do so, a digital communicator dials the telephone number of a central monitoring station and communicates in computer language to a digital communicator receiver, which prints out an alarm message.

Control Panels. A control panel is the "brain" of an alarm system. When activated by any one of the various types of intrusion detectors, it can activate an audible alarm and/or various types of communication devices. For marketing purposes, the Company refers to its control panels by the trade name, generally "Gemini(TM)" and "Magnum Alert(TM)" followed by a numerical designation.

Combination Control Panels/Digital Communicators and Digital Keypad Systems. A combination control panel, digital communicator and a digital keypad (a plate with push button numbers as on a telephone, which eliminates the need for mechanical keys) has continued to grow rapidly in terms of dealer and consumer preference. Benefits of the combination format include the cost efficiency resulting from a single microcomputer function, as well as the reliability and ease of installation gained from the simplicity and sophistication of micro-computer technology.

Door Security Devices. The Company manufactures a variety of exit alarm locks including simple dead bolt locks, door alarms and microprocessor-based electronic door locks with push button and card reader operation.

Fire Alarm Control Panel. Multi-zone fire alarm control panels, which accommodate an optional digital communicator for reporting to a central station, are also manufactured by the Company.

Area Detectors. The Company's area detectors are both passive infrared heat detectors and combination microwave/passive infrared detectors that are linked to alarm control panels. Passive infrared heat detectors respond to the change in heat patterns caused by an intruder moving within a protected area. Combination units respond to both changes in heat patterns and changes in microwave patterns occurring at the same time.

Peripheral Equipment

The Company also markets peripheral and related equipment manufactured by other companies. Revenues from peripheral equipment have not been significant.

Research and Development

The Company's business involves a high technology element. During the fiscal years ended June 30, 2009 and 2008, the Company expended approximately $5,116,000 and $5,500,000, respectively, on Company-sponsored research and development activities conducted by its engineering department to develop and improve the Products. The Company intends to continue to conduct a significant portion of its future research and development activities internally.

Employees

As of June 30, 2009, the Company had approximately 774 full-time employees.

Marketing

The Company's staff of 48 sales and marketing support employees located at the Company's Amityville, United Kingdom and Dubai offices sells and markets the Products primarily to independent distributors and wholesalers of security alarm and security hardware equipment. Management estimates that these channels of distribution represented approximately 49% and 63% of the Company's total sales for the fiscal years ended June 30, 2009 and 2008, respectively. The remaining revenues are primarily from installers and governmental institutions. The Company's sales representatives periodically contact existing and potential customers to introduce new products and create demand for those as well as other Company products. These sales representatives, together with the Company's technical personnel, provide training and other services to wholesalers and distributors so that they can better service the needs of their customers. In addition to direct sales efforts, the Company advertises in technical trade publications and participates in trade shows in major United States and European cities. Some of the Company's products are marketed under the "private label" of certain customers.

In the ordinary course of the Company's business the Company grants extended payment terms to certain customers. For further discussion on Accounts Receivable and Concentration of Credit Risk see disclosures included in Item 7.

Competition

The security alarm products industry is highly competitive. The Company's primary competitors are comprised of approximately 20 other companies that manufacture and market security equipment to distributors, dealers, central stations and original equipment manufacturers. The Company believes that no one of these competitors is dominant in the industry. Certain of these companies have substantially greater financial and other resources than the Company.

The Company competes primarily on the basis of the features, quality, reliability and pricing of, and the incorporation of the latest innovative and technological advances into, its Products. The Company also competes by offering technical support services to its customers. In addition, the Company competes on the basis of its expertise, its proven products, its reputation and its ability to provide Products to customers on a timely basis. The inability of the Company to compete with respect to any one or more of the aforementioned factors could have an adverse impact on the Company's business. Relatively low-priced "do-it-yourself" alarm system products have become available in recent years and are available to the public at retail stores. The principal components in the Company's products are integrated circuits, printed circuit boards, microprocessors, sheet metal, plastic resin, machined and cast metal components. The Company believes that these products compete with the Company only to a limited extent because they appeal primarily to the "do-it-yourself" segment of the market. Purchasers of such systems do not receive professional consultation, installation, service or the sophistication that the Company's Products provide.

Seasonality

The Company's fiscal year begins on July 1 and ends on June 30. Historically, the end users of Napco's products want to install its products prior to the summer; therefore sales of its products historically peak in the period April 1 through June 30, the Company's fiscal fourth quarter, and are reduced in the period July 1 through September 30, the Company's fiscal first quarter. To a lesser degree, sales in Europe are also adversely impacted in the Company's first fiscal quarter because of European vacation patterns, i.e., many distributors and installers are closed for the month of August. In addition, demand is affected by the housing and construction markets. The severity of the current economic downturn may also affect this trend.

Raw Materials

The Company prepares specifications for component parts used in the Products and purchases the components from outside sources or fabricates the components itself. These components, if standard, are generally readily available; if specially designed for the Company, there is usually more than one alternative source of supply available to the Company on a competitive basis. The Company generally maintains inventories of all critical components. The Company for the most part is not dependent on any one source for its raw materials.

Sales Backlog

In general, orders for the Products are processed by the Company from inventory. A sales backlog of approximately $1,554,000 and $1,750,000 existed as of June 30, 2009 and 2008, respectively.

Government Regulation

The Company's telephone dialers, microwave transmitting devices utilized in its motion detectors and any new communication equipment that may be introduced from time to time by the Company must comply with standards promulgated by the Federal Communications Commission ("FCC") in the United States and similar agencies in other countries where the Company offers such products, specifying permitted frequency bands of operation, permitted power output and periods of operation, as well as compatibility with telephone lines. Each new Product that is subject to such regulation must be tested for compliance with FCC standards or the standards of such similar governmental agencies. Test reports are submitted to the FCC or such similar agencies for approval. Cost of compliance with these regulations has not been material.

Patents and Trademarks

The Company has been granted several patents and trademarks relating to the Products. While the Company obtains patents and trademarks as it deems appropriate, the Company does not believe that its current or future success is dependent on its patents or trademarks.

Foreign Sales

The revenues and identifiable assets attributable to the Company's domestic and foreign operations for its last two fiscal years are summarized in the following table:

Financial Information Relating to Domestic and Foreign Operations

	2009	2008
	(in thousands)	
Sales to external customers(1):		
Domestic	$62,676	$56,122
Foreign	6,889	12,245
Total Net Sales	$69,565	$68,367
Identifiable assets:		
United States	$60,456	$50,056
Dominican Republic (2)	18,822	19,841
Other foreign countries	2,308	6,826
Total Identifiable Assets	$81,586	$76,723

(1) All of the Company's sales originate in the United States and are shipped primarily from the Company's facilities in the United States and United Kingdom. There were no sales into any one foreign country in excess of 10% of total Net Sales.

(2) Consists primarily of inventories ($13,960,000) and fixed assets ($4,696,000) located at the Company's principal manufacturing facility in the Dominican Republic.

ITEM 1A: RISK FACTORS.

The risks described below are among those that could materially and adversely affect the Company's business, financial condition or results of operations. These risks could cause actual results to differ materially from historical experience and from results predicted by any forward-looking statements related to conditions or events that may occur in the future.

Our Business Could Be Materially Adversely Affected as a Result of General Economic and Market Conditions

We are subject to the effects of general economic and market conditions. If these conditions deteriorate, our business, results of operations or financial condition could be materially adversely affected. In addition, since October 2008, the U.S. and international economies have experienced a significant downturn and continue to be very volatile. In the event that the downturn in the U.S. or international economies is prolonged or worsens, our revenue levels could be further materially adversely affected in future periods. If the current worldwide economic downturn continues, many of our current or potential future customers may experience serious cash flow problems and as a result may, modify, delay or cancel purchases of our products. Additionally, customers may not be able to pay, or may delay payment of, accounts receivable that are owed to us. Furthermore, the current downturn and market instability makes it difficult for us to forecast our revenues.

Our Business Could Be Materially Adversely Affected as a Result of the Inability to Maintain Adequate Financing

Our business is dependent on maintaining the financing used in the Marks acquisition and to fund operations. The current debt facilities provide for certain minimum payments on the Marks term loan and financial covenants relating to ratios affected by profit and debt levels. If profits or cash-flow levels decline below the minimums required to meet these covenants or make the minimum debt payments, the debt facilities may be materially adversely affected. Effects on the

Company's financing could include higher interest costs, reduction in borrowing availability or revocation of the existing credit facilities.

Our Business Could Be Materially Adversely Affected by the Inability to Reduce Expenses Relative to the Current Decreases in Sales Levels

While Management has begun implementation of a restructuring plan to reduce expense levels relative to current sales levels, if this plan is unsuccessful, delayed or sales levels decrease further, our business may be adversely affected.

Our Business Could Be Materially Adversely Affected as a Result of Housing Market Conditions

We are subject to the effects of housing market conditions. If these conditions deteriorate, resulting in the decline in new housing starts, existing home sales or existing home renovations, our business, results of operations or financial condition could be materially adversely affected, particularly in our intrusion product lines.

Our Business Could Be Materially Adversely Affected as a Result of Lessening Demand in the Security Market

Our revenue and profitability depend on the overall demand for our products. Continued or worsening delays or reductions in spending, domestically or internationally, for electronic security systems could further materially adversely affect demand for our products, which could result in decreased revenues or earnings.

The Markets We Serve Are Highly Competitive and We May Be Unable to Compete Effectively

We compete with approximately 20 other companies that manufacture and market security equipment to distributors, dealers, control stations and original equipment manufacturers. Some of these companies may have substantially greater financial and other resources than the Company. The Company competes primarily on the basis of the features, quality, reliability and pricing of, and the incorporation of the latest innovative and technological advances into, its products. The Company also competes by offering technical support services to its customers. In addition, the Company competes on the basis of its expertise, its proven products, its reputation and its ability to provide products to customers on a timely basis. The inability of the Company to compete with respect to any one or more of the aforementioned factors could have an adverse impact on the Company's business.

Our Business Could be Materially Adversely Affected as a result of Offering Extended Payment Terms to Customers

We regularly grant credit terms beyond 30 days to our customers. These terms are offered in an effort to keep a full line of our products in-stock at our customers' locations. The longer terms that are granted, the more risk is inherent in collection of those receivables. We believe that our Bad Debt reserves are adequate to account for this inherent risk.

Competitors May Develop New Technologies or Products in Advance of Us

Our business may be materially adversely affected by the announcement or introduction of new products and services by our competitors, and the implementation of effective marketing or sales strategies by our competitors. There can be no assurance that competitors will not develop products that are superior to the Company's products. Further, there can be no assurance that the Company will not experience additional price competition, and that such competition may not adversely affect the Company's position and results of operations.

The Company's Products are Subject to Technological Changes from Time to Time, Which may Result in Increased Research and Developments Expenditures to Attract or Retain Customers

The industry in which the Company operates is characterized by constantly improved products. Future success will depend, in part, on our ability to continue to develop and market products and product enhancements cost-effectively, which will require continued expenditures for product engineering, sales and marketing. The Company's research and development expenditures, which were $5,116,000 and $5,500,000 for 2009 and 2008, respectively, are principally targeted at enhancing existing products, and to a lesser extent at developing new ones. If the Company cannot modify its products to meet its customers' changing needs, we may lose sales.

We Rely On Distributors To Sell Our Products And Any Adverse Change In Our Relationship With Our Distributors Could Result In A Loss Of Revenue And Harm Our Business.

We distribute our products primarily through independent distributors and wholesalers of security alarm and security hardware equipment. Our distributors and wholesalers also sell our competitors' products, and if they favor our competitors' products for any reason, they may fail to market our products as effectively or to devote resources necessary to provide effective sales, which would cause our results to suffer. In addition, the financial health of these distributors and wholesalers and our continuing relationships with them are important to our success. Some of these distributors and wholesalers may be unable to withstand adverse changes in business conditions. Our business could be seriously harmed if the financial condition of some of these distributors and wholesalers substantially weakens.

Members of Management and Certain Directors Beneficially Own a Substantial Portion of the Company's Common Stock and May Be in a Position to Determine the Outcome of Corporate Elections

Richard L. Soloway, our Chief Executive Officer, members of management and the Board of Directors beneficially own 31.4% of the currently outstanding shares of Common Stock. By virtue of such ownership and their positions with Napco, they may have the practical ability to determine the election of all directors and control the outcome of substantially all matters submitted to Napco's stockholders.

In addition, Napco has a staggered Board of Directors. Such concentration of ownership and the staggered Board could have the effect of making it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Napco.

We Are Dependent Upon the Efforts of Richard L. Soloway, Our Chief Executive Officer

The success of the Company is largely dependent on the efforts of Richard L. Soloway, Chief Executive Officer. The loss of his services could have a material adverse effect on the Company's business and prospects. There is currently no succession plan.

Our Business Could Be Materially Adversely Affected by an Increase in the Exchange Rate of the Dominican Peso

We are exposed to foreign currency risks due to our significant operations in the Dominican Republic. We have significant operations in the Dominican Republic which are denominated in Dominican pesos. We are subject to the risk that currency exchange rates between the United States and the Dominican Republic will fluctuate, potentially resulting in an increase in some of our expenses when US dollars are transferred to Dominican pesos to pay these expenses.

Our Business Could Be Materially Adversely Affected by the Integration of Marks into Our Existing Operations

Our business is dependent on the orderly, effective integration of the acquired Marks business, technologies, product lines and employees into our organization. If this integration is unsuccessful, our business may be materially adversely affected.

The Company's Debt Repayments Relating to the Acquisition of Marks Require Substantially Higher Cashflows

The Marks acquisition requires quarterly principal debt repayments of approximately $893,000, plus interest, that are in addition to the Company's historical cash-flow requirements. A significant decline in the Company's earnings or cashflows could put at risk the Company's ability to repay this debt as well as to failing to meet certain financial covenants within the Revolving Credit Agreement and the Term Loan as amended.

ITEM 1B: UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2: PROPERTIES.

The Company owns executive offices and production and warehousing facilities at 333 Bayview Avenue, Amityville, New York. This facility consists of a fully-utilized 90,000 square foot building on a six acre plot. This six-acre plot provides the Company with space for expansion of office, manufacturing and storage capacities. In March 2009, the Company began a Restructuring Plan, as described in Note 14, which includes consolidating the operations of Marks from this building into the Corporate Headquarters in Amityville, NY and its production facility in the Dominican Republic. The move from the leased building described below was completed in August 2009, prior to the expiration of the lease. The Marks business involves the manufacturing and distribution of door-locking devices.

The Company leased a building of approximately 35,000 square feet in Amityville, NY. This facility provided all of the administrative, production and warehousing space for the Company's recent Marks acquisition. The lease commenced in August 2008 and expired in August 2009.

The Company's foreign subsidiary located in the Dominican Republic, Napco DR, S.A. (formerly known as NAPCO/Alarm Lock Grupo International, S.A.), owns a building of approximately 167,000 square feet of production and warehousing space in the Dominican Republic. That subsidiary also leases the land associated with this building under a 99-year lease expiring in the year 2092. As of June 30, 2009, a majority of the Company's products were manufactured at this facility, utilizing U.S. quality control standards.

The Company's foreign subsidiary located in the United Kingdom, Napco Group Europe Ltd, leases office space of approximately 167 square feet. This lease expires in October 2009.

The Company's sales office located in the United Arab Emirates leases office space of approximately 500 square feet. This lease expired in June 2009 and provides for an annual renewal at substantially the same terms and conditions. The renewal has not yet been executed but the Company anticipates renewing this lease through June 2010.

Management believes that these facilities are more than adequate to meet the needs of the Company in the foreseeable future.

ITEM 3: LEGAL PROCEEDINGS.

There are no pending or threatened material legal proceedings to which NAPCO or its subsidiaries or any of their property is subject.

In the normal course of business, the Company is a party to claims and/or litigation. Management believes that the settlement of such claims and/or litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not Applicable

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Principal Market

NAPCO's Common Stock is traded on the NASDAQ Stock Market, Global Market System, under the symbol NSSC.

The tables set forth below reflect the range of high and low sales of the Common Stock in each quarter of the past two fiscal years as reported by the NASDAQ Global Market System.

	Quarter Ended Fiscal 2009			
Common Stock	Sept. 30	Dec. 31	March 31	June 30
High	$4.54	$2.90	$2.82	$1.72
Low	$2.45	$1.02	$0.76	$1.01

	Quarter Ended Fiscal 2008			
Common Stock	Sept. 30	Dec. 31	March 31	June 30

High	$6.94	$6.25	$6.45	$5.00
Low	$5.35	$4.83	$4.65	$4.45

Approximate Number of Security Holders

The number of holders of record of NAPCO's Common Stock as of October 7, 2009 was 128 (such number does not include beneficial owners of stock held in nominee name).

Dividend Information

NAPCO has declared no cash dividends during the past two years with respect to its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. Any cash dividends must be approved by the Company's lenders.

Equity Compensation Plan Information as of June 30, 2009

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS (a)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS (b)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE (EXCLUDING SECURITIES REFLECTED IN COLUMN (a) (c)
Equity compensation plans approved by security holders:	1,420,240	$2.99	388,000
Equity compensation plans not approved by security holders:	—	—	—
Total	1,420,000	$2.99	388,000

ITEM 6: SELECTED FINANCIAL DATA.

The table below summarizes selected financial information. For further information, refer to the audited consolidated financial statements and the notes thereto beginning on page FS-1 of this report.

	Fiscal Year Ended and at June 30 (In thousands, except share and per share data)				
	2009(1)	2008	2007(2)	2006(2)	2005(2)(3)
Statement of earnings data:					
Net Sales	$69,565	$68,367	$66,202	$69,548	$65,229
Gross Profit	15,096	20,412	23,998	26,956	24,641
Impairment of Goodwill	9,686	--	--	--	--
(Loss) Income from Operations	(14,917)	3,137	6,501	9,523	8,910
Net (Loss) Income	(13,382)	3,718	4,217	6,119	5,629
Cash Flow Data:					
Net cash flows provided by (used in) operating activities	6,792	3,784	(3,674)	(168)	7,205

Net cash flows used in investing activities	(25,229)	(1,045)	(1,294)	(1,679)	(658)
Net cash flows (used in) provided by financing activities	19,781	(1,722)	3,978	3,407	(6,165)
Per Share Data:					
Net (loss) earnings per common share:					
Basic	$(.70)	$.19	$.21	$.31	$.29
Diluted	$(.70)	$.19	$.20	$.30	$.28
Weighted average common shares outstanding:					
Basic	19,096,000	19,263,000	19,961,000	19,785,000	19,265,000
Diluted	19,096,000	19,802,000	20,599,000	20,605,000	20,284,000
Cash Dividends declared per common share (4)	$.00	$.00	$.00	$.00	$.00
Balance sheet data (5):					
Working capital	$22,404	$41,293	$40,527	$36,321	$31,017
Total assets	81,586	76,723	76,785	71,198	59,907
Long-term debt	18,749	12,400	10,900	4,700	1,950
Stockholders' equity	40,515	53,542	53,257	50,850	43,678

(1) Includes the operations and assets of Marks USA I which was acquired in August 2008.
(2) Certain expenses in Cost of sales have been reclassified to Selling, general and administrative expense to conform to the current year's presentation.
(3) Share and per share data have been restated to reflect the effect of a 2:1 stock split effective April 2004, a 20% stock dividend effective November 2004, a 3:2 stock split effective December 2005 and a 3:2 stock split effective June 2006.
(4) The Company has never paid a dividend on its common stock. It is the policy of the Board of Directors to retain earnings for use in the Company's business. Any dividends must be approved by the Company's primary lenders.
(5) Working capital is calculated by deducting Current Liabilities from Current Assets.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

The Company is a diversified manufacturer of security products, encompassing intrusion and fire alarms, building access control systems and electronic locking devices. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment. International sales accounted for approximately 10% and 18% of our revenues for the fiscal years ended June 30, 2009 and 2008 respectively.

The Company owns and operates manufacturing facilities in Amityville, New York and the Dominican Republic. A significant portion of our operating costs are fixed, and do not fluctuate with changes in production levels or utilization of our manufacturing capacity. As production levels rise and factory utilization increases, the fixed costs are spread over increased output, which should improve profit margins. Conversely, when production levels decline our fixed costs are spread over reduced levels, thereby decreasing margins.

On August 18, 2008, the Company acquired substantially all of the assets and business of G. Marks Hardware, Inc. ("Marks") for $25.2 million, the repayment of $1 million of bank debt and the assumption of certain current liabilities. The Company also entered into a lease for the building where Marks has maintained its operations. The lease provided for an annual base rent of $288,750 plus maintenance and real estate taxes and expired in August 2009. In March 2009, the Company began to move the Marks operations into its existing facilities. The Company completed the majority of this consolidation by August 31, 2009. The Marks business involves the manufacturing and distribution of door-locking devices.

The security products market is characterized by constant incremental innovation in product design and manufacturing technologies. Generally, the Company devotes 7-8% of revenues to research and development (R&D) on an annual basis. Products resulting from our R&D investments in fiscal 2009 did not contribute materially to revenue during this fiscal year, but should benefit the Company over future years. In general, the new products introduced by the Company are initially shipped in limited quantities, and increase over time. Prices and manufacturing costs tend to decline over time as products and technologies mature.

Economic and Other Factors

Since October 2008, the U.S. and international economies have experienced a significant downturn and continue to be very volatile. In the event that the downturn in the U.S. or international financial markets is prolonged, our revenue, profit and cashflow levels could be materially adversely affected in future periods. This could affect our ability to maintain adequate financing. If the current worldwide economic downturn continues, many of our current or potential future customers may experience serious cash flow problems and as a result may, modify, delay or cancel purchases of our products. Additionally, customers may not be able to pay, or may delay payment of, accounts receivable that are owed to us. Furthermore, the current downturn and market instability makes it difficult for us to forecast our revenues.

Seasonality

The Company's fiscal year begins on July 1 and ends on June 30. Historically, the end users of Napco's products want to install its products prior to the summer; therefore sales of its products historically peak in the period April 1 through June 30, the Company's fiscal fourth quarter, and are reduced in the period July 1 through September 30, the Company's fiscal first quarter. To a lesser degree, sales in Europe are also adversely impacted in the Company's first fiscal quarter because of European vacation patterns, i.e., many distributors and installers are closed for the month of August. In addition, demand is affected by the housing and construction markets. The severity of the current economic downturn may also affect this trend.

Restructuring Costs

In March 2009, the Company began a Restructuring Plan consisting of a series of actions to consolidate its Sales, Production and Warehousing operations of Marks and those in Europe and the Middle East into the Corporate Headquarters in Amityville, NY and its production facility in the Dominican Republic. We expect these restructuring initiatives to cost between $1,200,000 and $1,500,000. The majority of these actions have been completed by July 31, 2009, while certain Production-related actions are expected to be completed by December 31, 2009. Accordingly, the Company recognized restructuring costs of $1,274,000 in the fiscal year ended June 30, 2009. Of this amount, $210,000 relates to Workforce Reductions communicated in March 2009 and $1,064,000 to Business Exits and related costs associated with inventory and lease impairments related to the closure of the Marks, European and Middle East facilities. As of June 30, 2009, $1,138,000 of the $1,274,000 in restructuring costs has been incurred and $136,000 remains in accrued expenses.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. These judgments can be subjective and complex, and consequently actual results could differ from those estimates. Our most critical accounting policies relate to revenue recognition; concentration of credit risk; inventories; intangible assets; goodwill; and income taxes.

Revenue Recognition

Revenues from merchandise sales are recorded at the time the product is shipped or delivered to the customer pursuant to the terms of sale. We report our sales levels on a net sales basis, which is computed by deducting from gross sales the amount of actual returns received and an amount established for anticipated returns and other allowances.

Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales and income. This accrual is calculated based on a history of gross sales and actual sales returns, as well as management's estimate of anticipated returns and allowances. As a percentage of gross sales, sales returns, rebates and allowances were 9% and 6% for fiscal years ended June 30, 2009 and 2008, respectively.

Concentration of Credit Risk

An entity is more vulnerable to concentrations of credit risk if it is exposed to risk of loss greater than it would have had if it mitigated its risk through diversification of customers. Such risks of loss manifest themselves differently, depending on the nature of the concentration, and vary in significance.

The Company had two customers with accounts receivable balances that aggregated 24% and 34% of the Company's accounts receivable at June 30, 2009 and 2008, respectively. Sales to neither of these customers exceeded 10% of net sales in any of the past three fiscal years.

In the ordinary course of business, we have established a reserve for doubtful accounts and customer deductions in the amount of $400,000 and $405,000 as of June 30, 2009 and 2008, respectively. Our reserve for doubtful accounts is a subjective critical estimate that has a direct impact on reported net earnings. This reserve is based upon the evaluation of accounts receivable agings, specific exposures and historical trends.

Inventories

Inventories are valued at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. The reported net value of inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory costs include raw materials, direct labor and overhead. The Company's overhead expenses are applied based, in part, upon estimates of the proportion of those expenses that are related to procuring and storing raw materials as compared to the manufacture and assembly of finished products. These proportions, the method of their application, and the resulting overhead included in ending inventory, are based in part on subjective estimates and approximations and actual results could differ from those estimates.

In addition, the Company records an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends, requirements to support forecasted sales, and the ability to find alternate applications of its raw materials and to convert finished product into alternate versions of the same product to better match customer demand. There is inherent professional judgment and subjectivity made by both production and engineering members of management in determining the estimated obsolescence percentage. For the fiscal years 2009 and 2008, net charges and balances in these reserves amounted to $247,000 and $1,447,000; and $0 and $1,200,000, respectively. In addition, and as necessary, the Company may establish specific reserves for future known or anticipated events.

The Company also regularly reviews the period over which its inventories will be converted to sales. Any inventories expected to convert to sales beyond 12 months from the balance sheet date are classified as non-current.

Goodwill and Other Intangible Assets

The Company accounts for Goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 141R, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. These statements established accounting and reporting standards for acquired goodwill and other intangible assets. Specifically, the standards address how acquired intangible assets should be accounted for both at the time of acquisition and after they have been recognized in the financial statements. In accordance with SFAS No. 142, intangible assets, including purchased goodwill, must be evaluated for impairment. Intangible assets are reviewed for impairment at least annually at the Company's fiscal year-end of June 30 or more often whenever there is an indication that the carrying amount may not be recovered. Those intangible assets that are classified as goodwill or as other intangibles with indefinite lives are not amortized.

Impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. At the conclusion of fiscal 2009, the Company performed its annual impairment evaluation required by this standard and determined that its goodwill relating to its Alarm Lock and Continental subsidiaries is impaired. Accordingly, the Company recorded an impairment charge of $9,686,000 which represents the unamortized balance of this Goodwill.

The Company's acquisition of substantially all of the assets and certain liabilities of Marks included intangible assets with a fair value of $16,440,000 on the date of acquisition. In accordance with the requirements of SFAS No. 141, "Business Combinations", the Company recorded the estimated value of $9,800,000 related to the customer relationships, $340,000 related to a non-compete agreement and $6,300,000 related to the Marks trade name within intangible assets and Goodwill of $922,000 subject to further adjustment. In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", the intangible assets will be amortized over their estimated useful lives of twenty years (customer relationships) and seven years (non-compete agreement). The Marks USA trade name was deemed to have an indefinite life. The goodwill recorded as a result of the acquisition is deductible for Federal and New York State income tax purposes over a period of 15 years.

Income Taxes

The Company adopted the provisions of FIN 48 as of July 1, 2007. The Company has identified its U.S. Federal income tax return and its State return in New York as its major tax jurisdictions. As a result the Company increased its accrued income tax liability by $715,000, from $1,836,000 to $2,551,000, to provide for additional reserves for uncertain income tax positions for U.S. Federal and State income tax purposes. The fiscal 2006 and forward years are still open for examination. The increase in the accrued income tax liability of $715,000 was offset in part by a $230,000 increase to a deferred income tax asset, resulting in a net reduction to retained earnings of $485,000 (representing the cumulative effect of adopting FIN48).

During the year ending June 30, 2009 the Company decreased its reserve for uncertain income tax positions by $73,000. As of June 30, 2009 the Company has a long-term accrued income tax liability of $176,000. The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense and accrued income taxes. As of June 30, 2009, the Company had accrued interest totaling $37,000 and $141,000 of unrecognized net tax benefits (including the related accrued interest and net of the related deferred income tax benefit of $72,000) that, if recognized, would favorably affect the company's effective income tax rate in any future period.

For the year ended June 30, 2009, the company recognized a net benefit to income tax expense of $53,000 ($99,000 liability reversal including interest, less the related $34,000 reversal of deferred tax asset, plus current year interest accrual on other reserves of $12,000).

The difference between the statutory U.S. Federal income tax rate and the Company's effective tax rate as reflected in the consolidated statements of income for fiscal 2009 is as follows (dollars in thousands):

	Amount	% of Pre-tax Income
Tax at Federal statutory rate	$(5,672)	34.0%
Increases (decreases) in taxes resulting from:		
Meals and entertainment	58	(0.4)%
State income taxes, net of Federal income tax benefit	18	(0.1)%
Foreign source income and taxes	2,224	(13.3)%
Stock based compensation expense	107	(0.6)%
Tax reserve reversal	53	0.3%
Other, net	19	(0.1%)
Provision for income taxes	$(3,299)	(19.8)%

Liquidity and Capital Resources

The Company's cash on hand combined with proceeds from operating and financing activities during fiscal 2009 were adequate to meet the Company's capital expenditure needs and long-term debt obligations. The Company's primary internal source of liquidity is the cash flow generated from operations. The primary source of financing related to borrowings under an $11,100,000 secured revolving credit facility. As of June 30, 2009 $11,100,000 was outstanding under this revolving line of credit. The Company expects that cash generated from operations will be adequate to meet its short-term liquidity requirements. As of June 30, 2009, the Company's unused sources of funds consisted principally of $4,109,000 in cash.

On August 18, 2008, the Company and its banks amended and restated the existing $25,000,000 revolving credit agreement. The amended facility was $50,000,000 and provides for a $25,000,000 revolving credit line as well as a $25,000,000 term portion of which the entire $25,000,000 was utilized to finance the asset purchase agreement as described in Note 5 of the accompanying consolidated financial statements. The amended revolving credit agreement and term loan was amended in June 2009 to $11,100,000 and is secured by the accounts receivable, a portion of inventory, the Company's headquarters building in Amityville, New York, certain other assets of Napco Security Technologies, Inc. and the common stock of three of the Company's subsidiaries. The agreements bear interest based on either the Prime Rate or an alternate rate based on LIBOR as described in the agreement. Any outstanding borrowings are to be repaid or refinanced on or before that time. As of June 30, 2009 there was $11,100,000 outstanding under the revolving credit facility with an interest rate of 7.25% and $22,321,000 outstanding under the term loan with an interest rate of 7.25%. The term loan is being repaid in 19 quarterly installments of $893,000 each, commencing in December 2008, and a final payment of $8,033,000 due in August 2013.

The agreements contain various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings and compliance with certain financial ratios, as defined in the amended agreement. As of June 30, 2009 the Company was not in compliance with the covenants relating to net income and to ratios associated with maximum leverage, a modified quick ratio and debt service coverage for which it has received the appropriate waivers from its banks. The Company and its banks also amended the facilities to provide for a borrowing base formula in calculating availability under the revolving credit line.

Management believes that current working capital and cash flows from operations will be sufficient to fund the Company's operations through at least the first quarter of fiscal 2011.

The Company takes into consideration a number of factors in measuring its liquidity, including the ratios set forth below:

	2009	2008
Current Ratio	2.0 to 1	5.7 to 1
Sales to Receivables	3.5 to 1	2.7 to 1
Total debt to equity	.82 to 1	.23 to 1

As of June 30, 2009, the Company had no material commitments for capital expenditures or inventory purchases other than purchase orders issued in the normal course of business. On April 26, 1993, the Company's foreign subsidiary entered into a 99-year land lease of approximately 4 acres of land in the Dominican Republic, at an annual cost of approximately $288,000.

On August 18, 2008, the Company, pursuant to an Asset Purchase Agreement with Marks, acquired substantially all of the assets and business for $25 million, the repayment of $1 million of bank debt and the assumption of current liabilities as described more fully in the Asset Purchase Agreement. The Marks business involves the manufacturing and distribution of door-locking devices. The Company funded the acquisition with a term loan from its lenders as described above.

The acquisition described above has been accounted for as a purchase and was valued based on management's estimate of the fair value of the assets acquired and liabilities assumed. The estimates of fair value were subject to adjustment for a period of up to one year from the date of acquisition, and such adjustments were not material. Costs in excess of identifiable net assets acquired were allocated to goodwill in the first quarter of fiscal 2009.

Working Capital. Working capital decreased by $18,889,000 to $22,404,000 at June 30, 2009 from $41,293,000 at June 30, 2008. The decrease in working capital was primarily the result of the classification of the Company's outstanding debt under its revolving line of credit as a current liability. The term loan was obtained during fiscal 2009 and the outstanding debt under the revolving line of credit was classified as a non-current liability as June 30, 2008. Working capital is calculated by deducting Current Liabilities from Current Assets.

Accounts Receivable. Accounts Receivable decreased by $5,824,000 to $19,999,000 at June 30, 2009 from $25,823,000 at June 30, 2008. This decrease resulted primarily from the lower net sales during the fourth quarter of fiscal 2009 as compared to the fourth quarter of fiscal 2008 as well as the Company granting less generous credit terms to its customers.

Inventories. Inventories increased by $1,562,000 to $28,834,000 at June 30, 2009 as compared to $27,272,000 at June 30, 2008. The increase in inventory levels was primarily the result of the Company acquiring the assets of Marks as partially offset by a reduction in its procurement and production levels of its non-Marks products..

Accounts Payable and Accrued Expenses. Accounts payable and accrued expenses decreased by $1,296,000 to $7,437,000 as of June 30, 2009 as compared to $8,733,000 at June 30, 2008. This decrease is primarily due to decreased purchases of raw materials during the month of June 2009 as compared to June 2008, which was primarily the result of a lower sales forecast for the fourth quarter of fiscal 2009 as compared to the same quarter a year ago as well as the Company's more accurate forecasting and production planning as previously discussed.

Off-Balance Sheet Arrangements

The Company does not maintain any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes the Company's contractual obligations by fiscal year:

	Payments due by period				
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$33,421,000	$14,672,000	$7,144,000	$11,605,000	$ --
Land lease (83 years remaining) (1)	23,904,000	288,000	576,000	576,000	22,464,000
Operating lease obligations	190,000	153,000	37,000	--	--
Other long-term obligations (employment agreements) (1)	2,609,000	1,464,000	770,000	375,000	--
Total	$60,124,000	$5,477,000	$8,527,000	$23,656,000	$22,464,000

(1) See footnote 12 to the accompanying consolidated financial statements.

Results of Operations

Fiscal 2009 Compared to Fiscal 2008

	Fiscal year ended June 30,		
	2009	2008	% Increase/ (decrease)
Net sales	$ 69,565	$ 68,367	1.8%
Restructuring costs included in cost of sales	1,110	-	
Gross profit	15,096	20,412	(26.0)%
Gross profit as a % of net sales	21.7%	29.9%	(8.2)%
Selling, general and administrative	20,163	17,275	16.7%
Impairment of goodwill	9,686	-	
Other restructuring costs	164	-	
(Loss) income from operations	(14,917)	3,137	(575.5)%
Interest expense, net	1,637	819	99.9%

Other expense, net	127	42	202.4%
(Benefit)for income taxes	(3,299)	(1,408)	134.3%
Net (loss) income	(13,382)	3,718	11.8%

Net sales in fiscal 2009 increased by 1.8% to $69,565,000 from $68,367,000 in fiscal 2008. The increase in sales was primarily the result of the net sales added from the Marks acquisition ($16,936,000) as partially offset by a decrease in intrusion detection products ($10,977,000), door-locking products ($1,054,000), access control products ($594,000) and products specific to the Company's Middle East operation ($3,113,000). The Company's sales were adversely affected by the worldwide economic downturn.

The Company's gross profit decreased $5,316,000 to $15,096,000 or 21.7% of net sales in fiscal 2009 as compared to $20,412,000 or 29.9% of net sales in fiscal 2008. The decrease in gross profit in both absolute dollars and as a percentage of net sales was due primarily to the decrease in net sales of the Company's non-Marks products and the resulting reduction in overhead absorption in the production of these products.

Selling, general and administrative expenses as a percentage of net sales increased to 29.0% in fiscal 2009 from 25.3% in fiscal 2008. Selling, general and administrative expenses for fiscal 2009 increased $2,888,000 to $20,163,000 from $17,275,000 in fiscal 2008. These increases resulted primarily from the addition of Marks expenses in fiscal 2009, including $1,231,000 in amortization expense on Intangible assets, and the net sales for fiscal 2009 increasing by a lower proportion than these additional expenses.

Interest expense for fiscal 2009 increased by $818,000 to $1,637,000 from $819,000 for the same period a year ago. The increase in interest expense is primarily the result of the increase in outstanding debt relating to the Marks acquisition term loan and higher borrowing rates charged by the Company's primary banks as partially offset by the Company's reduction of its outstanding borrowings under its revolving line of credit.

Other expenses increased slightly to $127,000 in fiscal 2009 as compared to $42,000 in fiscal 2008.

The Company's benefit for income taxes for fiscal 2009 increased by $1,891,000 to a benefit of $3,299,000 as compared to a benefit of $1,408,000 for the same period a year ago. The decrease in provision for income taxes resulted primarily from the Company recognizing a net tax benefit to income tax expense of $3,293,000 resulting from the impairment charge to goodwill recognized in fiscal 2009. In addition, in December 2007 the Company completed a corporate restructuring for which new offshore companies were formed. As a result, the Company's effective rate for fiscal 2009, prior to the effect of the $3,293,000 benefit described above, was 0%, which reflected this restructuring.

Net income for fiscal 2009 decreased by $17,100,000 to $(13,382,000) as compared to $3,718,000 in fiscal 2008. This resulted primarily from the impairment charge to goodwill of $9,686,000, the decrease in Gross profit of $5,316,000 and the increase in Selling, general and administrative expenses of $2,888,000 as partially offset by the $3,293,000 tax benefit, all of which are discussed above.

Forward-looking Information

This Annual Report on Form 10-K and the information incorporated by reference may include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. The Company intends the Forward-Looking Statements to be covered by the Safe Harbor Provisions for Forward-Looking Statements. All statements regarding the Company's expected financial position and operating results, its business strategy, its financing plans and the outcome of any contingencies are Forward-Looking Statements. The Forward-Looking Statements are based on current estimates and projections about our industry and our business. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such Forward-Looking Statements. The Forward-Looking Statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by any Forward-Looking Statements. For example, the Company is highly dependent on its Chief Executive Officer for strategic planning. If he is unable to perform his services for any significant period of time, the Company's ability to continue growing could be adversely affected. In addition, factors that could cause actual results to differ materially from the Forward-Looking Statements include, but are not limited to, adverse tax consequences of offshore operations, distribution problems, unforeseen environmental liabilities and the uncertain military, political and economic conditions in the world. The Company's Risk Factors are discussed in more detail in Item 1A.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's principal financial instrument is long-term debt (consisting of a revolving credit facility and a term loan) that provides for interest at a spread above the prime rate. The Company is affected by market risk exposure primarily through the effect of changes in interest rates on amounts payable by the Company under this credit facility. At June 30, 2009, an aggregate principal amount of approximately $33,421,000 was outstanding under the Company's credit facility with a weighted average interest rate of approximately 7.25%. If principal amounts outstanding under the Company's credit facility remained at this year-end level for an entire year and the prime rate increased or decreased, respectively, by 1% the Company would pay or save, respectively, an additional $334,000 in interest that year.

A significant number of foreign sales transactions by the Company are denominated in U.S. dollars. As such, the Company has shifted foreign currency exposure onto many of its foreign customers. As a result, if exchange rates move against foreign customers, the Company could experience difficulty collecting unsecured accounts receivable, the cancellation of existing orders or the loss of future orders. The foregoing could materially adversely affect the Company's business, financial condition and results of operations. In addition, the Company transacts certain sales in Europe in British Pounds Sterling, therefore exposing itself to a certain amount of foreign currency risk. Management believes that the amount of this exposure is immaterial. We are also exposed to foreign currency risk relative to expenses incurred in Dominican Pesos ("RD$"), the local currency of the Company's production facility in the Dominican Republic. The result of a 10% strengthening in the U.S. dollar to our RD$ expenses would result in an annual decrease in income from operations of approximately $314,000.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

a. Financial Statements: Financial statements required pursuant to this Item are presented on pages FS-1 through FS-25 of this report as follows:

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of NAPCO Security Technologies, Inc. and Subsidiaries, Amityville, NY

We have audited the accompanying consolidated balance sheet of Napco Security Technologies, Inc. and Subsidiaries (the "Company") as of June 30, 2009, and the related consolidated statement of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Napco Security Technologies, Inc. and Subsidiaries as of June 30, 2009 and the consolidated results of its operations and its consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/HOLTZ RUBENSTEIN REMINICK LLP

Melville, New York
October 13, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Stockholders of NAPCO Security Technologies, Inc. (formerly known as Napco Security Systems, Inc.).

We have audited the accompanying consolidated balance sheet of NAPCO Security Technologies, Inc. and Subsidiaries (the "Company") as of June 30, 2008, and the related consolidated statement of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NAPCO Security Technologies, Inc. and Subsidiaries, as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions in accordance with FASB Interpretation 48 "Accounting for Uncertainty in Income Taxes – an Integration of FASB Statement No. 109" on July 1, 2007.

/s/MARCUM LLP
Marcum LLP
(formerly Marcum & Kliegman LLP)

Melville, New York
September 30, 2008

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

June 30, 2009 and 2008
(In Thousands)

ASSETS

	2009	2008
CURRENT ASSETS		
Cash and cash equivalents	$ 4,109	$ 2,765
Accounts receivable, net of reserves	19,999	25,823
Inventories	18,885	19,548
Prepaid expenses and other current assets	796	1,121
Income tax receivable	192	-
Deferred income taxes	532	769
Total Current Assets	44,513	50,026
Inventories - non-current, net	9,949	7,724
Deferred income taxes	1,585	-
Property, plant and equipment, net	9,070	8,989
Intangible assets, net	15,209	-
Goodwill, net	923	9,686
Other assets	337	298
TOTAL ASSETS	$81,586	$76,723

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

June 30, 2009 and 2008
(In Thousands, Except Share Data)

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES		
Loan payable	$ 14,672	$ -
Accounts payable	4,049	4,857
Accrued expenses	1,475	1,333
Accrued salaries and wages	1,913	2,543
Total Current Liabilities	22,109	8,733
Long-term debt, net of current maturities	18,749	12,400
Accrued income taxes	213	294
Deferred income taxes	-	1,607
Minority interest in subsidiary	-	147
Total Liabilities	41,071	23,181
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, par value $0.01 per share; 40,000,000 shares authorized; 20,095,713 and 20,092,473 shares issued; 19,095,713 and 19,092,473 shares outstanding, respectively	201	201
Additional paid-in capital	13,779	13,424
Retained earnings	32,150	45,532
	46,130	59,157
Less: Treasury Stock, at cost (1,000,000 shares)	(5,615)	(5,615)
TOTAL STOCKHOLDERS' EQUITY	40,515	53,542
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 81,586	$ 76,723

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended June 30, 2009 and 2008
(In Thousands, Except Share and Per Share Data)

	2009	2008
Net sales	$ 69,565	$ 68,367
Cost of sales	53,359	47,955
Restructuring costs	1,110	-
Gross Profit	15,096	20,412
Selling, general, and administrative expenses	20,163	17,275
Impairment of goodwill	9,686	-
Restructuring costs	164	-
Operating (Loss) Income	(14,917)	3,137
Other expense:		
Interest expense, net	(1,637)	(819)
Other, net	(127)	(42)
	(1,764)	(861)
(Loss) Income before Minority Interest and Income Taxes	(16,681)	2,276
Minority interest in loss of subsidiary	-	34
(Loss) Income before Benefit for Income Taxes	(16,681)	2,310
Benefit for income taxes	(3,299)	(1,408)
Net (Loss) Income	$(13,382)	$ 3,718
(Loss) Income per share:		
Basic	$ (0.70)	$ 0.19
Diluted	$ (0.70)	$ 0.19
Weighted average number of shares outstanding:		
Basic	19,096,000	19,263,000
Diluted	19,096,000	19,802,000

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended June 30, 2009 and 2008
(In Thousands, Except Share Data)

	Common stock			Treasury Stock			
	Number of Shares Issued	Amount	Additional Paid-in Capital	Number of Shares	Amount	Retained Earnings	Total
BALANCE - June 30, 2007	20,090,313	201	13,147	(425,172)	(2,390)	42,299	53,257
Exercise of employee stock options	2,160	--	3	--	--	--	3
Non-cash stock-based compensation expense	--	--	274	--	--	--	274
Repurchase of Treasury shares	--	--	--	(574,828)	(3,225)	--	(3,225)
FIN48 adjustment to retained earnings	--	--	--	--	--	(485)	(485)
Net income	--	--	--	--	--	3,718	3,718
BALANCE - June 30, 2008	20,092,473	201	13,424	(1,000,000)	(5,615)	45,532	53,542
Exercise of employee stock options	3,240	--	6	--	--	--	6
Non-cash stock-based compensation expense	--	--	349	--	--	--	349
Net loss	--	--	--	--	--	(13,382)	(13,382)
BALANCE - June 30, 2009	20,095,713	$ 201	$ 13,779	(1,000,000)	$ (5,615)	$ 32,150	$ 40,515

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30, 2009 and 2008 (In Thousands)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$(13,382)	$ 3,718
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	2,727	1,191
Impairment of goodwill	9,686	--
Charge to obsolescence reserve	14	--
Provision for doubtful accounts	34	40
Deferred income taxes	(2,955)	653
Non-cash stock based compensation expense	349	274
Change in minority interest	(147)	--
Changes in operating assets and liabilities:		
Accounts receivable	7,626	(284)
Inventories	5,164	951
Prepaid expenses and other current assets	437	52
Income tax receivable	(192)	
Other assets	79	(106)
Accounts payable, accrued expenses, accrued salaries and wages, accrued income taxes	(2,648)	(2,705)
Net Cash Provided by Operating Activities	6,792	3,784
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used in business acquisition, net of cash acquired of $520	(24,581)	--
Purchases of property, plant, and equipment	(648)	(1,045)
Net Cash Used in Investing Activities	(25,229)	(1,045)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for purchase of Treasury Stock	--	(3,225)
Proceeds from acquisition financing	25,000	--
Principal payments on long-term debt	(7,179)	(3,500)
Proceeds from long-term debt	2,200	5,000
Proceeds from exercise of employee stock options	6	3
Cash paid for deferred financing costs	(246)	--
Net Cash Provided by (Used in) Financing Activities	19,781	(1,722)
Net Increase in Cash and Cash Equivalents	1,344	1,017
CASH AND CASH EQUIVALENTS - Beginning	2,765	1,748
CASH AND CASH EQUIVALENTS - Ending	$ 4,109	$ 2,765
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid, net	$ 1,483	$ 776
Income taxes paid	$ --	$ 108
NON-CASH INVESTING ACTIVITIES:		
Adjustment to Retained earnings relating to adoption of FIN 48	$ --	$ (485)

See accompanying notes to consolidated financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Napco Security Technologies, Inc. and subsidiaries (the "Company") is a diversified manufacturer of security products, encompassing intrusion and fire alarms, building access control systems and electronic locking devices. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment.

Principles of Consolidation

The consolidated financial statements include the accounts of Napco Security Technologies, Inc. and all of its wholly-owned subsidiaries, including those of Marks USA I, LLC ("Marks"), a newly formed subsidiary which acquired substantially all of the assets and certain liabilities of G. Marks Hardware, Inc. acquired on August 18, 2008. All inter-company balances and transactions have been eliminated in consolidation. The Company has evaluated events subsequent to June 30, 2009 through the filing date of this report for potential recognition or disclosure in these consolidated financial statements.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical estimates include management's judgments associated with revenue recognition, concentration of credit risk, inventories, goodwill and income taxes. Actual results could differ from those estimates.

Fourth Quarter Adjustments

In the fourth quarter of fiscal 2009 the Company recorded adjustments for goodwill impairment and to reduce the amount of overhead capitalized in its ending inventory. These adjustments reflect the decrease in the Company's market capitalization and cashflow projections (goodwill impairment) and a significant decrease in production and the resulting decrease in overhead absorption in response to the decrease in net sales in the third and fourth quarters of fiscal 2009.

Cash and Cash Equivalents

Cash and cash equivalents include approximately $2,010,000 and $1,753,000 of short-term time deposits at June 30, 2009 and 2008, respectively. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has cash balances in banks in excess of the maximum amount insured by the FDIC and other international agencies as of June 30, 2009 and 2008.

Accounts Receivable

Accounts receivable is stated net of the reserves for doubtful accounts of $400,000 and $405,000 and for returns and other allowances of $966,000 and $1,130,000 as of June 30, 2009 and June 30, 2008, respectively. Our reserves for doubtful accounts and for returns and other allowances are subjective critical estimates that have a direct impact on reported net earnings. These reserves are based upon the evaluation of accounts receivable agings, specific exposures, sales levels and historical trends.

Inventories

Inventories are valued at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. The reported net value of inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory costs include raw materials, direct labor and overhead. The Company's overhead expenses are applied based, in part, upon estimates of the proportion of those expenses that are related to procuring and storing raw materials as compared to the manufacture and assembly of finished products. These proportions, the method of their application, and the resulting overhead included in ending inventory, are based in part on subjective estimates and approximations and actual results could differ from those estimates.

In addition, the Company records an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends, requirements to support forecasted sales, and the ability to find alternate applications of its raw materials and to convert finished product into alternate versions of the same product to better match customer demand. There is inherent professional judgment and subjectivity made by both production and engineering members of management in determining the estimated obsolescence percentage. For the fiscal years 2009 and 2008, charges and balances in these reserves amounted to $247,000 and $1,447,000; and $0 and $1,200,000, respectively. In addition, and as necessary, the Company may establish specific reserves for future known or anticipated events.

The Company also regularly reviews the period over which its inventories will be converted to sales. Any inventories expected to convert to sales beyond 12 months from the balance sheet date are classified as non-current.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred; costs of major renewals and improvements are capitalized. At the time property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts and the profit or loss on such disposition is reflected in income.

Depreciation is recorded over the estimated service lives of the related assets using primarily the straight-line method. Amortization of leasehold improvements is calculated by using the straight-line method over the estimated useful life of the asset or lease term, whichever is shorter.

Goodwill

The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. These statements established accounting and reporting standards for acquired goodwill and other intangible assets. Specifically, the standards address how acquired intangible assets should be accounted for both at the time of acquisition and after they have been recognized in the financial statements. In accordance with SFAS No. 142, purchased goodwill must be evaluated for impairment at least on an annual basis. Those intangible assets that are classified as goodwill or as other intangibles with indefinite lives are not amortized.

Impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The Company has performed its annual impairment evaluation required by this standard and determined that the goodwill is impaired. Accordingly, the Company recorded an impairment charge of $9,686,000 which represents the unamortized balance of this Goodwill.

Intangible Assets

Under SFAS No.142, "Goodwill and Other Intangible Assets", all goodwill and certain intangible assets determined to have indefinite lives will not be amortized but will be tested for impairment at least annually. Intangible assets other than goodwill will be amortized over their useful lives and reviewed for impairment at least annually at the Company's fiscal yearend of June 30 or more often whenever there is an indication that the carrying amount may not be recovered.

The Company's acquisition of substantially all of the assets and certain liabilities of Marks included intangible assets with a fair value of $16,440,000 on the date of acquisition. In accordance with the requirements of SFAS No. 141, "Business Combinations", the Company recorded the estimated value of $9,800,000 related to the customer relationships, $340,000 related to a non-compete agreement and $6,300,000 related to the Marks trade name within intangible assets. The remaining excess of the purchase price of $922,000 was assigned to Goodwill. In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", the intangible assets will be amortized over their estimated useful lives of twenty years (customer relationships) and seven years (non-compete agreement). The Marks USA trade name was deemed to have an indefinite life. The goodwill recorded as a result of the acquisition is deductible for Federal and New York State income tax purposes over a period of 15 years.

Changes in other intangible assets were as follows (in thousands):

	June 30, 2009			June 30, 2008		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Other intangible assets:						
Customer relationships	$9,800	$ (1,189)	$ 8,611	$ -	$ -	$ -
Non-compete agreement	340	(42)	298	-	-	-
Trademark	6,300	-	6,300	-	-	-
	$ 16,440	$ (1,231)	$ 15,209	$ -	$ -	$ -

Amortization expense for intangible assets subject to amortization was approximately $1,231,000 and $0 for the years ended June 30, 2009 and 2008, respectively. Amortization expense for each of the next five years is estimated to be as follows 2010—$1,339,000; 2011—$1,154,000; 2012— $1,065,000; 2013—$917,000; and 2014—$781,000. The weighted average amortization period for intangible assets was 19.6 years and 0 years at June 30, 2009 and 2008, respectively.

Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets in question may not be recoverable. An impairment would be recorded in circumstances where undiscounted cash flows expected to be generated by an asset are less than the carrying value of that asset.

Revenue Recognition

In accordance with SEC Staff Accounting Bulletin Topic 13, Revenue Recognition, the Company recognizes revenue when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) there is a fixed and determinable price for the Company's product, (iii) shipment and passage of title occurs, and (iv) collectibility is reasonably assured. Revenues from merchandise sales are recorded at the time the product is shipped or delivered to the customer pursuant to the terms of the sale. The Company reports its sales levels on a net sales basis, with net sales being computed by deducting from gross sales the amount of actual sales returns and other allowances and the amount of reserves established for anticipated sales returns and other allowances.

Sales Returns and Other Allowances

The Company analyzes sales returns in accordance with SFAS No. 48 "Revenue Recognition When Right of Return Exists". The Company is able to make reasonable and reliable estimates of product returns based on the Company's past history. Estimates for sales returns are based on several factors including actual returns and based on expected return data communicated to it by its customers. Accordingly, the Company believes that its historical returns analysis is an accurate basis for its allowance for sales returns. Actual results could differ from those estimates.

Advertising and Promotional Costs

Advertising and promotional costs are included in "Selling, General and Administrative" expenses in the consolidated statements of operations and are expensed as incurred. Advertising expense for the fiscal years ended June 30, 2009 and 2008 was $1,038,000 and $1,364,000, respectively.

Research and Development Costs

Research and development costs incurred by the Company are charged to expense in the year incurred. Company-sponsored research and development costs of $5,116,000 and $5,500,000 were charged to expense for the fiscal years ended June 30, 2009 and 2008, respectively, and are included in "Cost of Sales" in the consolidated statements of operations.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," as amended. This statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a two-step evaluation process for tax positions taken, or expected to be taken, in a tax return. The first step is recognition and the second is measurement. FIN 48 also provides guidance on derecognition, measurement, classification, disclosures, transition and accounting for interim periods. In May 2007, the FASB issued FASB Staff Position ("FSP") No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48, an amendment of FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes" ("FSP No. FIN 48-1"). FSP No. FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted the provisions of FIN 48, as amended, effective July 1, 2007. See Note 6.

Earnings Per Share

The Company follows the provisions of SFAS No. 128, Earnings Per Share. Basic net income per common share (Basic EPS) is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share (Diluted EPS) is computed by dividing net income (loss) by the weighted average number of common shares and dilutive common share equivalents and convertible securities then outstanding. SFAS No. 128 requires the presentation of both Basic EPS and Diluted EPS on the face of the consolidated statements of operations.

The following provides a reconciliation of information used in calculating the per share amounts for the fiscal years ended June 30 (in thousands, except per share data):

	Net (loss) income		Weighted Average Shares		Net (loss) income per share	
	2009	2008	2009	2008	2009	2008
Basic EPS:	$(13,382)	$ 3,718	19,096	19,263	$(0.70)	$ 0.19
Effect of Dilutive Securities: Employee Stock options	--	--	--	539	--	--
Diluted EPS:	$(13,382)	$ 3,718	19,096	19,802	$(0.70)	$ 0.19

Options to purchase 1,420,240 and 187,700 shares of common stock for the two fiscal years ended June 30, 2009 and 2008, respectively, were not included in the computation of Diluted EPS because the exercise prices exceeded the average market price of the common shares for the respective periods and, accordingly, their inclusion would be anti-dilutive. These options were still outstanding at the end of the respective periods.

Stock-Based Compensation

The Company has established two share incentive programs as discussed in Note 9.

Effective July 1, 2005, the Company adopted SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and supersedes APB No. 25. SFAS No. 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which required the Company to recognize compensation expense on a prospective basis. Therefore, prior period financial statements have not been restated. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining service period of awards that had been included in pro-forma disclosures in prior periods. SFAS No. 123(R) also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows.

Stock-based compensation costs of $349,000 and $274,000 were recognized for fiscal years 2009 and 2008, respectively. The effect on both Basic and Diluted Earnings per share was $0.02 for fiscal year 2009 and $0.01 for fiscal year 2008.

Foreign Currency

All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The realized and unrealized gains and losses associated with foreign currency translation, as well as related other comprehensive income, were not material for the years ended June 30, 2009 and 2008.

Comprehensive Income

The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income, which established rules for the reporting of comprehensive income and its components. For the fiscal years ended June 30, 2009 and 2008, the Company's operations did not give rise to material items includable in comprehensive income, which were not already included in net income. Accordingly, the Company's comprehensive income approximates its net income for all periods presented.

Segment Reporting

The Company follows the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Pursuant to this pronouncement, the reportable operating segments are determined based on the Company's management approach. The management approach, as defined by SFAS No. 131, is based on the way that the chief operating decision maker organizes the segments within an enterprise for making operating decisions and assessing performance. The Company's results of operations are reviewed by the chief operating decision maker on a consolidated basis and the Company operates in only one segment. The Company has presented required geographical data in Note 13, and no additional segment data has been presented.

Fair Value of Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the financial statements where the fair value is different than the book value of those financial instruments. When the fair value approximates book value, no additional disclosure is made. The Company uses quoted market prices whenever available to calculate these fair values. When quoted market prices are not available, the Company uses standard pricing models for various types of financial instruments which take into account the present value of estimated future cash flows. At June 30, 2009 and 2008, management of the Company believes the carrying value of all financial instruments approximated fair value.

Shipping and Handling Revenues and Costs

Emerging Issues Task Force (EITF) Issue No. 00-10, Accounting for Shipping and Handling Revenues and Costs requires that all shipping and handling billed to customers should be reported as revenue and the costs associated with these revenues may be classified as either cost of sales, or selling, general, and administrative costs, with footnote disclosure as to classification of these costs. The Company records the amount billed to customers in net sales ($488,000 and $584,000 in fiscal years 2009 and 2008, respectively) and classifies the costs associated with these revenues in cost of sales ($716,000 and $882,000 in fiscal years 2009 and 2008, respectively).

New Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 165, "Subsequent Events" ("SFAS No. 165"). SFAS No. 165 requires the disclosure of the date through which an entity has evaluated subsequent events for potential recognition or disclosure in the financial statements and whether that date represents the date the financial statements were issued or were available to be issued. This standard also provides clarification about circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim and annual periods beginning with our fiscal year ended June 30, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of* Present Fairly in Conformity With Generally Accepted Accounting Principles. The Board does not expect that this Statement will result in a change in current practice. However, transition provisions have been provided in the unusual circumstance that the application of the provisions of this Statement results in a change in practice.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company's adoption of SFAS No. 161 is not expected to have a material effect on its consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13." This FSP amends SFAS No. 157 to exclude certain leasing transactions accounted for under previously existing accounting guidance. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination, regardless of whether those assets and liabilities are related to leases.

In February 2008, the FASB issued FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157". This FSP delays the effective date of SFAS No. 157, "Fair Value Measurements", for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations," however, it retains the fundamental requirements of the former Statement that the acquisition method of accounting (previously referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Among other requirements, SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their acquisition-date fair values, with limited exceptions; acquisition-related costs generally will be expensed as incurred. SFAS No. 141(R) requires certain financial statement disclosures to enable users to evaluate and understand the nature and financial effects of the business combination. SFAS No. 141(R) must be applied prospectively to business combinations that are consummated beginning in the Company's fiscal 2010. The Company's adoption of SFAS No. 141(R) is not expected to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS No. 160") to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Among other requirements, SFAS No. 160 clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is to be reported as a separate component of equity in the consolidated financial statements. SFAS No. 160 also requires consolidated net income to include the amounts attributable to both the parent and the non-controlling interest and to disclose those amounts on the face of the consolidated statement of income. SFAS No. 160 must be applied prospectively for fiscal years, and interim periods within those fiscal years, beginning in the Company's fiscal 2010, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods. The Company's adoption of SFAS No. 160 is not expected to have a material effect on its consolidated financial statements.

In December 2007, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 110 ("SAB 110"). This staff accounting bulletin ("SAB") expresses the views of the staff regarding the use of a "simplified" method, as discussed in SAB No. 107 ("SAB 107"), in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123 (revised 2004), *Share-Based Payment*. In particular, the staff indicated in SAB 107 that it will accept a company's election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. At the time SAB 107 was issued, the staff believed that more detailed external information about employee exercise behavior (e.g., employee exercise patterns by industry and/or other categories of companies) would, over time, become readily available to companies. Therefore, the staff stated in SAB 107 that it would not expect a company to use the simplified method for share option grants after December 31, 2007. The staff understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The Company's adoption of SAB 111 did not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", applies to all entities with available-for-sale and trading securities. Some requirements apply differently to entities that do not report net income. SFAS No. 159 will become effective for the Company in its fiscal year ending June 30, 2009. The Company's adoption of SFAS No. 159 did not have a material effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. In addition, this statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Where applicable, this statement simplifies and codifies related guidance within generally accepted accounting principles. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company's adoption of SFAS No. 157 did not have a material effect on its consolidated financial statements.

NOTE 2 - Business and Credit Concentrations

The Company had two customers with accounts receivable balances that aggregated 24% and 34% of the Company's accounts receivable at June 30, 2009 and 2008, respectively. Sales to neither of these customers exceeded 10% of net sales in any of the past two years.

NOTE 3 - Inventories

Inventories, net of reserves are valued at lower of cost (first-in, first-out method) or market. The Company regularly reviews parts and finished goods inventories on hand and, when necessary, records a provision for excess or obsolete inventories. The Company also regularly reviews the period over which its inventories will be converted to sales. Any inventories expected to convert to sales beyond 12 months from the balance sheet date are classified as non-current.

Inventories, net of reserves consist of the following:

	June 30,	
	2009	2008
	(In thousands)	
Component parts	$ 17,941	$ 12,924
Work-in-process	3,427	4,114
Finished product	7,466	10,234
	$ 28,834	$ 27,272

Classification of inventories, net of reserves:

Current	$ 18,885	$ 19,548
Non-current	9,949	7,724
	$ 28,834	$ 27,272

NOTE 4 - Property, Plant, and Equipment

Property, plant and equipment consist of the following:

	June 30, 2009	June 30, 2008	Useful Life In years
	(In thousands)		
Land	$ 904	$ 904	--
Buildings	8,911	8,911	30 to 40
Molds and dies	6,564	4,995	3 to 5
Furniture and fixtures	2,299	1,652	5 to 10
Machinery and equipment	17,871	16,116	7 to 10
Leasehold improvements	372	190	Shorter of the lease term or life of asset
	36,921	32,768	
Less: accumulated depreciation and amortization	27,851	23,779	
	$ 9,070	$ 8,989	

Depreciation and amortization expense on property, plant, and equipment was approximately $1,368,000 and $1,191,000 in fiscal 2009 and 2008, respectively.

NOTE 5 – Acquisition of Business

On August 18, 2008, the Company acquired substantially all of the assets and business of G. Marks Hardware, Inc. ("Marks") for $25.2 million, the repayment of $1 million of bank debt and the assumption of current liabilities as described more fully in the Asset Purchase Agreement. As such, the operations of Marks have been included in the Company's Statement of Operations commencing on August 18, 2008. The Marks business involves the manufacturing and distribution of door-locking devices. The Company completed this acquisition at a price in excess of the value of the net identifiable assets because it believes that the combination of the two companies offers the potential for manufacturing and operational synergies as the Company combines the Marks operations and production into its own door-locking operations and production structure. The Company funded the acquisition with a term loan from its lenders as described in Note 7.

The acquisition described above was accounted for as a purchase and was valued based on management's estimate of the fair value of the assets acquired and liabilities assumed. The estimates of fair value are preliminary and subject to adjustment for a period of up to one year from the date of acquisition. Based on the Company's evaluation, the allocation of the purchase price for the acquisition was as follows (in thousands):

Assets Acquired:	
Cash	$ 520
Accounts receivable	1,836
Inventory	6,740
Prepaid expenses and other current assets	112
Property and equipment	801
Goodwill	922
Intangible assets	16,440
	27,371
Less: Liabilities Assumed:	
Line of credit borrowings outstanding	1,000

Accounts payable	637
Accrued expenses	339
	1,976
Total consideration (including acquisition costs of $222)	$ 25,395

In accordance with the requirements of SFAS No. 141, "Business Combinations", the Company recorded the estimated value of $9,800,000 related to the customer relationships, $340,000 related to a non-compete agreement and $6,300,000 related to the Marks trade name within intangible assets and the excess of the purchase price over the fair value of the acquired assets of $922,000 was assigned to Goodwill. In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", the intangible assets will be amortized over their estimated useful lives of twenty years (customer relationships) and seven years (non-compete agreement). The weighted average amortization period of these assets is 19.6 years. The Marks trade name was deemed to have an indefinite life. The goodwill recorded as a result of the acquisition is deductible for Federal and New York State income tax purposes over a period of 15 years.

Unaudited pro-forma consolidated financial information is presented below as if the acquisition had occurred as of the first day of the earliest period presented. Results have been adjusted to account for: (1) the initial $25,000,000 cash borrowing and related interest expense under the term loan, (2) cash used to repay $1,000,000 in assumed bank debt at closing of the purchase transaction, (3) deferred financing costs and related amortization associated with the term loan, (4) additional salary and employee stock option expense for employees not previously included in salary expense, and (5) amortization expense of acquired intangible assets. The pro-forma information presented below does not purport to present what actual results would have been if the acquisition had occurred at the beginning of such periods, nor does the information project results for any future period. The unaudited pro-forma consolidated financial information should be read in conjunction with the historical financial information included in other reports and documents filed with the United Stated Securities and Exchange Commission.

The unaudited pro-forma consolidated financial information for the fiscal years ended June 30, 2009 and 2008 is as follows (in thousands, except share and per share data):

	2009	2008
Pro-forma:		
Net sales	$ 72,084	$ 92,094
Net income (loss)	$ (13,288)	$ 4,374
Net income (loss) per share:		
Basic	$ (0.70)	$ 0.23
Diluted	$ (0.70)	$ 0.23
Weighted average number of shares:		
Basic	19,096,000	19,263,000
Diluted	19,096,000	19,802,000

NOTE 6 - Income Taxes

The Benefit for income taxes consists of the following:

	For the Years Ended June 30,	
	2009	2008
	(In thousands)	
Current income taxes:		
Federal	$ (293)	$(2,291)
State	27	(8)
Foreign	6	8
	(260)	(2,291)
Deferred income tax (benefit) expense	(3,039)	883

Benefit for income taxes	$(3,299)	$(1,408)

The difference between the statutory U.S. Federal income tax rate and the Company's effective tax rate as reflected in the consolidated statements of operations is as follows (dollars in thousands):

	For the Years Ended June 30,			
	2009		2008	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Tax at Federal statutory rate	$(5,672)	34.0%	$ 785	34.0%
Increases (decreases) in taxes resulting from:				
Meals and entertainment	58	(0.4)%	59	2.6%
State income taxes, net of Federal income tax benefit	18	(0.1)%	(16)	(0.7)%
Foreign source income and taxes	2,224	(13.3)%	(258)	(11.1)%
Stock based compensation expense	107	(0.6)%	66	2.9%
Tax reserve reversal	(53)	0.3%	(2,127)	(92.1)%
Other, net	19	(0.1)%	83	3.6
Benefit for income taxes	$(3,299)	(19.8)%	$(1,408)	(61.0)%

Deferred tax assets and deferred tax liabilities at June 30, 2009 and 2008 are as follows (in thousands):

	Current Deferred Tax Assets (Liabilities)		Long-Term Deferred Tax Assets (Liabilities)	
	2009	2008	2009	2008
Accounts receivable	$ 21	$ 26	$ --	$ --
Inventories	212	470	256	273
Accrued liabilities	299	273	36	--
Stock based compensation expense	--	--	119	107
Goodwill	--	--	1,897	(1,311)
Property, plant and equipment	--	--	(711)	(775)
FIN 48 Adjustment	--	--	72	99
Other deferred tax liabilities	--	--	(84)	--
	532	769	1,585	(1,607)
Valuation allowance	--	--	--	--
Net deferred taxes	$ 532	$ 769	$ 1,585	$ (1,607)

The Company adopted the provisions of FIN 48 as of July 1, 2007. The Company has identified its U.S. Federal income tax return and its State return in New York as its major tax jurisdictions. As a result the Company increased its accrued income tax liability by $715,000, from $1,836,000 to $2,551,000, to provide for additional reserves for uncertain income tax positions for U.S. Federal and State income tax purposes. Fiscal 2006 and forward years are still open for examination. The increase in the accrued income tax liability of $715,000 was offset in part by a $230,000 increase to a deferred income tax asset, resulting in a net reduction to retained earnings of $485,000 (representing the cumulative effect of adopting FIN 48).

During the year ending June 30, 2009 the Company decreased its reserve for uncertain income tax positions by $73,000. As of June 30, 2009 the Company has a long-term accrued income tax liability of $176,000. The Company’s practice is to recognize interest and penalties related to income tax matters in income tax expense and accrued income taxes. As of June

30, 2009, the Company had accrued interest totaling $37,000 and $141,000 of unrecognized net tax benefits (including the related accrued interest and net of the related deferred income tax benefit of $72,000) that, if recognized, would favorably affect the company's effective income tax rate in any future period.

For the year ended June 30, 2009, the company recognized a net benefit to income tax expense of $53,000 ($99,000 liability reversal including interest, less the related $34,000 reversal of deferred tax asset, plus current year interest accrual on other reserves of $12,000).

	Tax	Interest	Total
Balance of gross unrecognized tax benefits as of July 1, 2008	$249,000	$45,000	$294,000
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(73,000)	(8,000)	(81,000)
Balance of gross unrecognized tax benefits as of June 30, 2009	$ 176,000	$ 37,000	$ 213,000

During the quarter ended December 31, 2007 the Company completed a corporate restructuring for which new offshore companies were formed (Napco DR, S.A. and Napco Americas). These newly formed wholly-owned subsidiaries are included in the Company's condensed consolidated financial statements. The existing US-based companies ("Napco US") and these newly formed offshore companies entered into technology licenses and research and development cost sharing agreements. Napco DR. S.A. purchased the majority of the operating assets previously held by the existing Dominican subsidiary. Napco DR, S.A. is doing business in a Free Zone Park in the Dominican Republic and as such is not subject to Dominican corporate income taxes.

Napco US plans to permanently reinvest a substantial portion of its foreign earnings and as such has not provided US corporate taxes on the permanently reinvested earnings. As of June 30, 2009, the Company had no undistributed earnings of foreign subsidiaries.
As of June 30, 2008 the Company generated a US tax loss of approximately $269,000. A carryback claim to fiscal year ended June 30, 2006 was filed and the company has a receivable of $269,000. The IRS is currently reviewing this claim.

NOTE 7 - Long-Term Debt

As of June 30, 2009, debt consists of a revolving credit loan facility of $11,100,000 with outstanding borrowings of $11,100,000 at June 30, 2009 and $12,400,000 at June 30, 2008. As of June 30, 2009 the Company was not in compliance with the covenants relating to net income and to ratios associated with maximum leverage, a modified quick ratio and debt service coverage for which it has received the appropriate waivers from its banks. The Company and its banks also amended the facilities to provide for a borrowing base formula in calculating availability under the revolving credit line.

On August 18, 2008, the Company and its banks amended and restated the existing $25,000,000 revolving credit agreement. The amended facility was $50,000,000 and provides for a $25,000,000 revolving credit line as well as a $25,000,000 term portion of which the entire $25,000,000 was utilized to finance the asset purchase agreement as described in Note 5. The amended revolving credit agreement and term loan was amended in June 2009 to $11,100,000 and is secured by the accounts receivable, a portion of inventory, the Company's headquarters building in Amityville, New York, certain other assets of Napco Security Technologies, Inc. and the common stock of three of the Company's subsidiaries. The agreements bear interest based on either the Prime Rate or an alternate rate based on LIBOR as described in the agreement. Any outstanding borrowings are to be repaid or refinanced on or before that time. As of June 30, 2009, there was $11,100,000 outstanding under the revolving credit facility with an interest rate of 7.25% and $22,321,000 outstanding under the term loan with an interest rate of 7.25%. The term loan is being repaid in 19 quarterly installments of $893,000 each, commencing in December 2008, and a final payment of $8,033,000 due in August 2013.

NOTE 8 – Goodwill

During the fourth quarter of fiscal 2009, the Company concluded indicators of potential impairment were present due to the sustained decline in the Company's share price resulting in the market capitalization of the Company being less than its book value. The Company conducted an impairment test during the fourth quarter of fiscal 2009 based on the facts and circumstances at that time and its business strategy in light of existing industry and economic conditions, as well as taking into consideration future expectations. Through its impairment testing and review, the Company concluded its discounted cash flow analysis does not support a residual implied fair value of its assets and liabilities relating to the Alarm Lock acquisition in 1985 and the Continental acquisition in 2000. As a result, for the quarter ending June 30, 2009, the Company recorded a non-cash goodwill impairment charge of $9.7 million, which was the full carrying value of goodwill relating to these two acquisitions as of that date.

The changes in the carrying amounts of goodwill are as follows:

	Consolidated	Marks	Continental	Alarm Lock
Balance, July 1, 2007	$ 9,686	$ -	$ 7,414	$ 2,272
Balance, June 30, 2008	9,686	-	7,414	2,272
Goodwill acquired during fiscal 2009	923	923	-	-
Goodwill impairment during fiscal 2009	(9,686)	-	(7,414)	(2,272)
Balance June 30, 2009	$ 923	$ 923	$ 7,414	$ 2,272

NOTE 9 - Stock Options

In December 2002, the stockholders approved the 2002 Employee Stock Option Plan (the 2002 Plan). The 2002 Plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 1,836,000 shares of the Company's common stock to be acquired by the holders of such awards. Under the 2002 Plan, the Company may grant stock options, which are intended to qualify as incentive stock options (ISOs), to key employees. Any plan participant who is granted ISOs and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option with a price of at least 110% of the fair market value on the date of grant.

Under the 2002 Plan, stock options have been granted to key employees with a term of 10 years at an exercise price equal to the fair market value on the date of grant and are exercisable in whole or in part at 20% per year from the date of grant. At June 30, 2009, 1,471,480 stock options were granted, 364,520 stock options were available for grant, and 1,240,720 stock options were exercisable under this plan.

The fair value of each option granted during fiscal 2009 and 2008 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008
Risk-free interest rates	3.07%	4.65%
Expected lives	10 years	10 years
Expected volatility	65%	59%
Expected dividend yields	0%	0%

The following table reflects activity under the 2002 Plans for the fiscal years ended June 30,:

	2009		2008	
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of year	1,293,480	$ 2.84	1,255,640	$ 2.41
Granted	100,000	4.25	40,000	5.69
Exercised	(3,240)	1.90	(2,160)	1.62
Outstanding at end of year	1,390,240	$ 2.95	1,293,480	$ 2.84

Exercisable at end of year	1,240,720	$ 2.65	1,153,948	$ 2.43
Weighted average fair value at grant date of options granted	$ 1.22		$ 3.62	
Total intrinsic value of options exercised	$ 3,000		$ 8,000	
Total intrinsic value of Options outstanding	$ 1,701,000			
Total intrinsic value of Options exercisable	$ 1,303,000			

Cash received from option exercises for fiscal years 2009 and 2008 was $6,000 and $2,000, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $0, for fiscal years 2009 and 2008, respectively.

The following table summarizes information about stock options outstanding under the 2002 Plan at June 30, 2009:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at June 30, 2009	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at June 30, 2009	Weighted average exercise price
$0.72 to $ 4.00	1,022,490	4.1	$ 1.89	1,022,490	$ 1.89
$4.01 to $ 7.50	330,250	7.5	5.30	188,230	5.45
$7.51 to $11.16	37,500	6.7	11.16	30,000	11.16
	1,390,240	5.0	$ 2.95	1,240,720	$ 2.65

As of June 30, 2009, there was $269,000 of total unearned stock-based compensation cost related to non-vested share-based compensation arrangements granted under the 2002 Plan. That cost is expected to be recognized over a weighted average period of 6 years. The total fair value of the options vested during fiscal 2009 under the 2002 Plan was $225,000.

In September 2000, the stockholders approved a 10 year extension of the already existing 1990 non-employee stock option plan (the 2000 Plan) to encourage non-employee directors and consultants of the Company to invest in the Company's stock. The 2000 Plan provided for the granting of non-qualified stock options, the exercise of which would allow up to an aggregate of 270,000 shares of the Company's common stock to be acquired by the holders of the stock options. The 2000 Plan provided that the option price will not be less than 100% of the fair market value of the stock at the date of grant. Options were exercisable at 20% per year and expire five years after the date of grant. Compensation cost is recognized for the fair value of the options granted to non-employee directors and consultants as of the date of grant. $19,000 of compensation expense was recorded for stock options granted to directors under the 2000 Plan. There are 240,000 options available for future grants under the 2000 Plan.

The following table reflects activity under the 2000 Plan for the fiscal years ended June 30,:

	2009		2008	
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of year	30,000	$ 5.03	30,000	$ 5.03
Granted	--	--	--	--
Exercised	--	--	--	--
Forfeited	--	--	--	--
Cancelled/lapsed	--	--	--	--
Outstanding at end of year	30,000	$ 5.03	30,000	$ 5.03

Exercisable at end of year	18,000	$ 5.03	12,000	$ 5.03
Weighted average fair value at grant date of options granted	n/a		n/a	
Total intrinsic value of options exercised	n/a		n/a	
Total intrinsic value of Options outstanding	$ 95,000			
Total intrinsic value of Options exercisable	$ 57,000			

As of June 30, 2009, there was $32,000 of total unearned stock-based compensation cost related to non-vested share-based compensation arrangements granted under the 2000 Plan. That cost is expected to be recognized over a weighted average period of 2 years.

NOTE 10 – Treasury Stock

On March 16, 2007, the Company announced that its Board of Directors authorized the repurchase of up to one million (1,000,000) shares of its common stock. As of June 30, 2008, the Company has repurchased all 1,000,000 of these shares at a weighted average price of $5.62 per share.

NOTE 11 - 401(k) Plan

The Company maintains two 401(k) plans ("the Napco Plan" and "the Marks Plan") that cover all U.S. non-union employees with one or more years of service and is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. The Napco Plan provided for matching contributions of 50% of the first 2% of employee contributions. During fiscal 2009 the Company amended this plan, eliminating the provision for mandatory matching contributions. Company contributions to the plan totaled approximately $55,000 and $95,000 for the years ended June 30, 2009 and 2008, respectively. The Marks Plan was adopted by the Company subsequent to the Marks acquisition in August 2008 and provides for discretionary matching contributions. Company contributions to this plan were $0 for fiscal 2009.

NOTE 12 - Commitments and Contingencies

Leases

The Company is committed under various operating leases, which do not extend beyond fiscal 2012. Minimum lease payments through the expiration dates of these leases, with the exception of the land leases referred to below, are as follows:

Year Ending June 30,	Amount
2010	$ 153,000
2011	31,000
2012	6,000
Total	$ 190,000

Rent expense, with the exception of the land lease referred to below, totaled approximately $440,000 and $167,000 for the fiscal years ended June 30, 2009 and 2008, respectively.

Land Lease

On April 26, 1993, one of the Company's foreign subsidiaries entered into a 99 year lease, expiring in 2092, for approximately four acres of land in the Dominican Republic, at an annual cost of approximately $288,000, on which the Company's principal production facility is located.

Litigation

In the normal course of business, the Company is a party to claims and/or litigation. Management believes that the settlement of such claims and/or litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

Employment Agreements

As of June 30, 2009, the Company was obligated under four employment agreements and one severance agreement. Compensation under the agreements includes annual salaries approximating $1,464,000. The employment agreements provide for annual bonuses based upon sales and profits, or a formula to be determined by the Board of Directors, and various severance payments as defined in each agreement. The agreement with the Company's Chief Executive Officer provides for a salary of $587,000, includes additional compensation of 25,000 stock options that vest 20% per year or upon a change in control, as defined, and a termination payment in an amount equal to 299% of the average of the prior five calendar year's compensation, subject to certain limitations, as defined. The employment agreements expire at various times through August 2013.

NOTE 13 - Geographical Data

The Company is engaged in one major line of business: the development, manufacture, and distribution of security alarm products and door security devices for commercial and residential use. Sales to unaffiliated customers are primarily shipped from the United States. The Company has customers worldwide with major concentrations in North America, Europe, and South America.

The Company observes the provisions of SFAS No. 131. The following represents selected consolidated geographical data for and as of the fiscal years ended June 30, 2009 and 2008:

	2009	2008
		(in thousands)
Sales to external customers(1):		
Domestic	$ 62,676	$ 56,122
Foreign	6,889	12,245
Total Net Sales	$ 69,565	$ 68,367
Identifiable assets:		
United States	$ 60,456	$ 50,056
Dominican Republic (2)	18,822	19,841
Other foreign countries	2,308	6,826
Total Identifiable Assets	$ 81,586	$ 76,723

(1) All of the Company's sales occur in the United States and are shipped primarily from the Company's facilities in the United States and United Kingdom. There were no sales into any one foreign country in excess of 10% of total net sales.

(2) Consists primarily of inventories and fixed assets, which are located at the Company's principal manufacturing facility in the Dominican Republic.

NOTE 14 – Restructuring costs

In March 2009, the Company began a Restructuring Plan consisting of a series of actions to consolidate its Sales, Production and Warehousing operations of Marks and those in Europe and the Middle East into the Corporate Headquarters in Amityville, NY and its production facility in the Dominican Republic. We expect these restructuring initiatives to cost between $1,200,000 and $1,500,000. The majority of these actions were completed by August 2009, while certain Production-related actions are expected to be completed by December 31, 2009. Accordingly, the Company recognized restructuring costs of $1,274,000 in year ended June 30, 2009. Of this amount, $210,000 relates to Workforce Reductions communicated in March 2009 and $1,064,000 to Business Exits and related costs associated with inventory and lease impairments related to the closure of the Marks, European and Middle East facilities. As of June 30, 2009, $1,138,000 of the $1,274,000 in restructuring costs has been incurred and $136,000 remains in accrued expenses.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On December 15, 2008, the Registrant engaged Holtz Rubenstein Reminick LLP ("New Accountant") as the Registrant's principal independent accountants to audit its financial statements, replacing Marcum LLP (formerly Marcum & Kliegman LLP) (the "Former Accountants") as the Registrant's independent auditors, who were dismissed on the same day.The change was approved by the Audit Committee of Registrant's Board of Directors. The Registrant has not consulted with Holtz Rubenstein Reminick LLP during its two most recent fiscal years nor during any subsequent interim period prior to its appointment as auditor for the fiscal year 2009 audit regarding the application of accounting principles to a specified transaction either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's consolidated financial statements.

The Former Accountants' reports on the Registrant's financial statements for fiscal 2007 and 2008 did not contain any adverse opinion or disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles.

The Former Accountants were engaged as the Registrant's independent accountants on December 15, 2003.

During the Registrant's fiscal year ended June 30, 2008, and any subsequent interim period, there were no disagreements between the Registrant and the Former Accountants on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures.

During the Registrant's fiscal year ending June 30, 2007, there were disagreements between the Registrant and the Former Accountants relating to Management's estimate of the reserve required for slow-moving or obsolete inventory, reclassification of certain inventories to non-current and management's estimates used to capitalize certain indirect labor costs into inventory. All of the foregoing disagreements were resolved to the Former Accountants' satisfaction.

As reported in the Auditors Report on Internal Controls over Financial Reporting included in the Registrant's Forms 10-K for the fiscal years ended June 30, 2007 and 2008, the Former Accountants advised the Registrant that certain of its internal controls over financial reporting were not effective.

The Registrant's Audit Committee discussed the subject matter of each of the above with the Former Accountant.

The Registrant has authorized the Former Accountants to respond fully to the New Accountants concerning the subject matter of each of the above.

ITEM 9A: CONTROL AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. At the conclusion of the period ended June 30, 2009, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting. Management is responsible for the preparation of Napco Security Technologies, Inc. (Napco Security Technologies) consolidated financial statements and related information. Management uses its best judgment to ensure that the consolidated financial statements present fairly, in all material respects, Napco Security Technologies consolidated financial position and results of operations in conformity with generally accepted accounting principles.

The financial statements have been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board. Their report expresses the independent accountant's judgment as to the fairness of management's reported operating results, cash flows and financial position. This judgment is based on the procedures described in the second paragraph of their report.

Napco Security Technologies management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission published in 1992 and subsequent guidance prepared specifically for smaller public companies. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2009.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of our Company; and (3) unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements are prevented or timely detected.

Previously Reported Material Weaknesses

A material weakness in internal control over financial reporting is defined by Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 5 as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Material weaknesses previously noted in our past filings have been remediated and the results of management's current year assessment have confirmed that remediation efforts put in place by management have sufficiently reduced or eliminated the risk of misstatement associated with these former material weaknesses.

To address the first material weakness associated with the costing of inventory, management ensured that all of its key controls associated with reviewing the costing of inventory were performed during its close process to ensure against costing inaccuracies. As a result no material weaknesses were detected in these controls during the current fiscal year, indicating that this weakness had been remedied.

To address the second material weakness, during the interim reporting periods, management implemented internal controls to addresses the material weakness related to refining its estimation methods involved in quantifying cost of goods sold and inventory amounts so that they would take into consideration changes in the business and new variables. No understatements during the interim quarters were noted as management has focused its attention on properly identifying business changes and refined its estimation methodology to address additional variables that impact these amounts.

Limitations on Internal Control

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of Holtz Rubinstein Reminick LLP, our registered public accounting firm regarding internal control over financial reporting. Management's Report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only Management's Report in this annual report.

The Board of Directors of Napco Security Technologies has an Audit Committee comprised of three non-management directors. The Committee meets periodically with financial management and the independent auditors to review accounting, control, audit and financial reporting matters. Holtz Rubinstein Reminick LLP has full and free access to the Audit Committee, with and without the presence of management.

Changes in Internal Control over Financial Reporting

Except as described below, there have been no changes in our internal control over financial reporting. Management is in the process of reviewing, documenting and evaluating the internal controls over financial reporting that exist at the Company's Marks subsidiary, which was acquired during the first quarter of Fiscal 2009.

ITEM 9B: OTHER INFORMATION

None

PART III

The information called for by Part III is hereby incorporated by reference from the information set forth under the headings "Election of Directors", "Corporate Governance and Board Matters", "Executive Compensation", "Beneficial Ownership of Common Stock" and "Principal Accountant Fees" in the Company's definitive proxy statement for the 2009 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

We have adopted a Code of Ethics which applies to our senior executive and financial officers, among others. The Code is posted on our website, www.napcosecurity.com under the "Investors - Other" captions. We intend to make all required disclosures regarding any amendment to, or waiver of, a provision of the Code of Ethics for senior executive and financial officers by posting such information on our website.

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Omitted

Upon the written request of any stockholder of the Company, the Company will provide such stockholder a copy of the Company's Annual Report on Form 10-K for 2009, including the financial statements and the schedules thereto, filed with the Securities and Exchange Commission. Any such request should be directed to Secretary, Napco Security Technologies, Inc., 333 Bayview Avenue, Amityville, New York 11701. There will be no charge for such report unless one or more exhibits thereto are requested, in which case the Company's reasonable expenses of furnishing such exhibits may be charged.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 12, 2009

NAPCO SECURITY TECHNOLOGIES, INC.
(Registrant)

By: /s/RICHARD SOLOWAY
Richard Soloway
Chairman of the Board of
Directors, President and Secretary
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and the dates indicated.

Signature	Title	Date
/s/RICHARD SOLOWAY Richard Soloway	Chairman of the Board of Directors, President and Secretary and Director (Principal Executive Officer)	October 12, 2009
/s/KEVIN S. BUCHEL Kevin S. Buchel	Senior Vice President of Operations and Finance and Treasurer and Director (Principal Financial and Accounting Officer)	October 12, 2009
/s/PAUL STEPHEN BEEBER Paul Stephen Beeber	Director	October 12, 2009
/s/RANDY B. BLAUSTEIN Randy B. Blaustein	Director	October 12, 2009
/s/ARNOLD BLUMENTHAL Arnold Blumenthal	Director	October 12, 2009
/s/DONNA SOLOWAY Donna Soloway	Director	October 12, 2009
/s/ANDREW J. WILDER Andrew J. Wilder	Director	October 12, 2009

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES

NON-GAAP MEASURES OF PERFORMANCE* (unaudited)

(In thousands)

	3 months ended June 30,		Fiscal year ended June 30,	
	2009	2008	2009	2008
Net (loss) income (GAAP)	$ (9,021)	$ (1,106)	$ (13,382)	$ 3,718
Add back (benefit) provision for income taxes	(2,725)	333	(3,299)	(1,408)
Add back minority interest in loss of subsidiary	--	58	--	(34)
Add back interest and other expense	492	195	1,764	861
Operating (Loss) Income (GAAP)	$ (11,254)	$ (520)	$ (14,917)	$ 3,137
Adjustments for non-GAAP measures of performance:				
Add back impairment of goodwill	9,686	-	9,686	-
Add back amortization of acquisition-related intangibles	894	-	1,231	-
Add back restructuring charges	19	-	1,274	-
Add back stock-based compensation expense	69	58	349	274
Add back costs relating to acquisition	93	-	194	-
Add back write-off of minority interest	-	-	164	-
Add back fees associated with waivers and amendments to credit facilities	113	-	364	-
Adjusted non-GAAP operating (loss) income	(380)	(462)	(1,655)	3,411
Add back depreciation and amortization	393	337	1,496	1,191
Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization)	$ 13	$ (125)	$ (159)	$ 4,602

*** Non-GAAP Information**

Certain non-GAAP measures are included in this annual report, including EBITDA, non-GAAP operating income and Adjusted EBITDA. We define EBITDA as GAAP net income plus income tax expense, net interest expense and depreciation and amortization expense. Non-GAAP operating income does not include impairment of goodwill, amortization of intangibles, restructuring charges, stock-based compensation expense and other infrequent or unusual charges. These non-GAAP measures are provided to enhance the user's overall understanding of our financial performance. By excluding these charges our non-GAAP results provide information to management and investors that is useful in assessing NAPCO's core operating performance and in comparing our results of operations on a consistent basis from period to period. The presentation of this information is not meant to be a substitute for the corresponding financial measures prepared in accordance with generally accepted accounting principles. Investors are encouraged to review the reconciliation of GAAP to non-GAAP financial measures included in the above.

Officers & Directors

Richard L. Soloway
Chairman, President and C.E.O.

Kevin S. Buchel
Senior Vice President of Operations and Finance and Treasurer

Jorge D. Hevia
Senior Vice President of Sales and Marketing

Michael Carrieri
Senior Vice President of Engineering

Alfred DePierro
Vice President of Engineering Microcomputer Applications

Raymond Gaudio
Vice President of Engineering Software Applications

George R. Marks
President, Marks USA

Common Stock Listing

Nasdaq Global Market System®
(Symbol—"NSSC")

Directors

Richard L. Soloway
Chairman, President and C.E.O.

Paul Stephen Beeber
Attorney

Randy B. Blaustein, Esq.
Tax Attorney

Arnold B. Blumenthal
Group Publisher Emeritus, Security Dealer, Locksmith Ledger; Publisher, Security Line

Kevin S. Buchel
Senior Vice President of Operations and Finance and Treasurer

Donna A. Soloway
Security Industry Publicist

Andrew J. Wilder
Officer of Israeloff, Trattner & Company

Primary Bank

HSBC Bank USA
534 Broadhollow Road
Melville, NY 11747

www.napcosecurity.com

Investor Relations

Copies of the Company's Annual Report, Forms 10-K and 10-Q and other information filed with the Securities and Exchange Commission may be obtained directly from the Corporation by contacting:

NAPCO Security Technologies, Inc.
333 Bayview Avenue
Amityville, NY 11701
Attention: Corporate Secretary

Independent Accountants

Holtz Rubenstein Reminick LLP
125 Baylis Road
Melville, NY 11747-3823

Legal Counsel

Shapiro Forman Allen & Sava, LLP
380 Madison Avenue
New York, NY 10017

Transfer Agent

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004

NAPCO SECURITY TECHNOLOGIES, INC.

(NASDAQ:NSSC)